SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 27, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure:
ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND SIX
MONTHS ENDED JUNE 30, 2006 PREPARED IN ACCORDANCE
WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(IFRS)

Quarter 2 2006
Report
for the quarter and six months ended 30 June 2006
Group results for the quarter
·  Gold production up 6% to 1.415Moz, primarily due to strong performances from South African, Malian,
South American and Australian operations
·  Price received 10% higher to $600/oz
·  Total cash costs down 1% to $305/oz
·  Adjusted headline earnings up 63% to $140m
·  Interim dividend of 210 South African cents (29.89 US cents)/share declared
·  Net debt level reduced from $1.66bn to $1.03bn
Quarter
Six months
Quarter
Six months
ended
Jun
2006
ended
Mar
2006
ended
Jun
2006
ended
Jun
2005
ended
Jun
2006
ended
Mar
2006
ended
Jun
2006
ended
Jun
2005
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced
- kg / oz (000)
44,024
41,667      85,691      97,600
1,415
1,340 2,755 3,138
Price received
1
- R/kg / $/oz
125,409
107,903    116,683      84,739
600
545 573 423
Total cash costs - R/kg / $/oz
63,276
60,815      62,079     56,064
305
308 306 281
Total production costs - R/kg / $/oz
85,168
82,079      83,666
72,683
410
416
413          364
Financial review
Gross (loss) profit - R / $ million
(594)
(318) (912) 1,186
25
(61)         (37)
211
Gross profit adjusted
for the effect of unrealised non-
hedge derivatives
2
- R / $ million
1,988
1,248        3,237       1,441
305
202 507 230
(Loss) profit attributable to equity
shareholders
- R / $ million
(1,047)
(1,074) (2,121) 616
(54)
(185)        (240)
118
Headline (loss) earnings³ - R / $ million
(1,086)
(1,067) (2,154) 765
(60)
(184)        (244)
143
Headline earnings before unrealised
non-hedge derivatives, fair value
gain (loss) on convertible bond
and interest rate swaps
4
- R / $ million
911
530       1,442          877
140
86 226 138
Capital expenditure - R / $ million
1,168
961       2,130       1,932
181
156 337 311
(Loss) earnings per ordinary share - cents/share
Basic
(383)
(405) (788) 233
(20)
(70)          (89)
45
Diluted
(383)
(405) (788) 232
(20)
(70)          (89)
45
Headline³
(398)
(403) (801) 289
(22)
(69)          (91)
54
Headline earnings before unrealised
non-hedge derivatives, fair value
gain (loss) on convertible bond
and interest rate swaps
4
- cents/share
334
200          536          332
51
32 84 52
Dividends                                     -
cents/share 210 170 30 26
Notes:    1.
Price received includes realised non-hedge derivatives.
2.
Refer to note B of “Non-GAAP disclosure” for the definition.
3.
Refer to note 8 of “Notes” for the definition.
4.
Refer to note A of “Non-GAAP disclosure” for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 30 June 2006
Price received
1
Production
Total cash costs    Cash gross profit
2
Gross profit (loss)
adjusted for the
effect of
unrealised non-
hedge derivatives
3
$/oz
%
Variance
4
oz (000)
%
Variance
4
$/oz
%
Variance
4
$m
%
Variance
4
$m
%
Variance
4
Mponeng
651
12
156
14
229
(12)
65
44
50
56
Great Noligwa
655
14
153
(5)
277
5
56
14
45
25
Sunrise Dam
651
9
113
24
273
(3)
46
64
37
68
TauTona
653
14
120
9
267
(9)
45
45
32
78
Kopanang
654
14
114
10
295
(9)
40
54
34
79
AngloGold Ashanti Mineração
621
36
57
16
190
1
24
71
21
91
Cerro Vanguardia
5
515
13
64
23
188
1
24
60
18
125
Morila
5
632
13
54
–
249
(5)
19
19
15
36
Sadiola
5
628
14
52
24
255
(6)
18
80
14
56
Yatela
5
629
13
40
21
232
5
15
25
12
20
Geita
645
16
71
(15)
507
38
10
–
3
50
Cripple Creek & Victor
288
(22)
65
2
242
(2)
10
–
(5)
(350)
Siguiri
5
519
(2)
59
4
403
6
9
(18)
2
(50)
Serra Grande
5
499
10
24
–
206
10
8
33
6
20
Tau Lekoa
653
14
41
(11)
447
(14)
8
700
2
140
Navachab
638
15
22
–
279
23
8
14
6
20
Obuasi
480
(10)
97
(2)
406
16
7
(61)
(9)
(1,000)
Savuka
647
13
21
–
359
(1)
6
50
5
25
Iduapriem
5
500
(6)
41
(5)
408
13
5
(29)           –         (100)
Bibiani
631
14
9
(40)
412
47
2
(50)
1
(50)
Moab Khotsong
655
12
11
22
666
(21)
–          100
(5)
29
Other
31
48
27
35
21
75
AngloGold Ashanti
600
10
1,415
6
305
(1)
452
32
305
51
1
Price received includes realised non-hedge derivatives.
2
Cash gross profit is gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
3
Refer to note B of Non-GAAP disclosure for the definition.
4
Variance June 2006 quarter on March 2006 quarter – increase (decrease).
5    Attributable.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER
The quarter produced a modest improvement in lost-
time injury rates (6.6 compared to 6.8) and a more
significant improvement in fatal accidents (5 compared
to 11), with fatality rates reducing from 0.28 to 0.12.
Three operations were lost-time accident free, namely
Cripple Creek & Victor, Bibiani and Yatela. A further
seven operations recorded a single lost-time injury
during the quarter.
Improved production, higher received prices and lower
costs resulted in an improved financial performance for
the June quarter, with adjusted headline earnings up
63% to $140m. The price received, at $600/oz, was
10% higher than that of the previous quarter.
Operational performance was also solid, as particularly
strong results from the South Africa region and several
of the international assets resulted in a 6%
improvement in production to 1.415Moz and slightly
lower total cash costs, at $305/oz.
Four of the seven South African operations posted
higher production and lower total cash costs, with
production for the region 6% higher quarter-on-quarter
and total cash costs 4% better at R59,200/kg.
Kopanang, Mponeng and TauTona reported
particularly strong results, with production increases of
11%, 14% and 9% and total cash cost improvements
of 5%, 8% and 5%, respectively. At Great Noligwa,
lower volumes resulted in a 5% production decline as
well as a 10% increase in total cash costs.
In respect of the other African assets, the Malian
operations had a strong quarter, with production 24%
higher at Sadiola, 21% higher at Yatela and steady at
Morila. Production at Siguiri in Guinea also improved
by 4%, while all three of the Ghanaian assets reported
both lower production and higher cash costs.
As previously forecast, Geita, in Tanzania, continued to
suffer the effects of the first quarter’s adverse weather
conditions and the related delay in the Nyankanga pit
push-back. Production consequently declined 15%
and total cash costs increased 38%. In addition, the
recent application of a more appropriate grade
evaluation model has resulted in a lower in situ grade
and an increase in ore tonnage. This has reduced the
feed grade to the plant and in turn, gold output, as the
plant is currently running at full capacity. In light of
these issues, the 2006 production outlook for Geita has
been revised to approximately 350,000oz, with the
potential to double this in 2007, as the pit push-back is
completed and higher grades are accessed.
Importantly, this near-term revising down of production
at Geita does not impact the view of the significant
long-term potential of this orebody.
Turning to the international assets, Sunrise Dam,
in Australia, reported excellent operating results,
with production up 24% due to higher grades.
Total cash costs were consequently 4% lower
quarter-on-quarter.
In South America, both Cerro Vanguardia in
Argentina and AngloGold Ashanti Mineração in
Brazil reported solid results, with production 23%
and 16% higher, respectively, with total cash costs
stable.
At Cripple Creek & Victor, in the United States,
both production and total cash costs improved 2%
due to an increase in recoverable ounces placed
on the heap leach pad. Notwithstanding this
improvement, however, the 2006 production
outlook for Cripple Creek & Victor has been
reduced to approximately 300,000oz. This revision
is due to the effect of the quarter’s reduced rainfall
on the irrigation of the heap leach, after higher
volumes were placed on the pad to mitigate the
effect of the lower grades mined from the bottom
of the Altman pit late last year and into the first
quarter of 2006. The release of the lock-up on the
leach pad is expected to improve the production
outlook in 2007.
A dividend of 210 South African cents
(29.89 US cents) per share has been declared for
the six months ended 30 June 2006.
Looking ahead, production for the third quarter is
estimated to be around 1.4Moz at an average total
cash cost of $306/oz, assuming the following
exchange rates: R7.00/$, A$/$0.75, BRL2.18/$
and Argentinean peso 3.07/$. Capital expenditure
is estimated at $273m and will be managed in line
with profitability and cash flow.
In light of the company’s year-to-date performance
and the downward revision of the annual forecast
ounces for Geita and Cripple Creek & Victor, the
group production outlook for the year currently
stands at around 5.7Moz. The total cash costs for
the year are estimated at $301/oz. Capital
expenditure is forecast at $851m based on the
following exchange rates: R6.65/$, A$/$0.75,
BRL2.20/$ and Argentinean peso 3.09/$.
The proceeds of the recently completed equity
raising and improved cash generation have
enabled the company to reduce its net debt level
from $1.66bn to $1.03bn during the quarter. The
annual rolling net debt to EBITDA ratio improved
from 2.27 times at the end of 2005 to 1.1 times as
at 30 June 2006.

OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, volume mined declined 3% this
quarter as complex geology resulted in lower face
length. Yield decreased 5% due to temporary
maintenance work that required waste development to
be passed through the reef ore system, resulting in
dilution. As a result, production declined 5% to
4,767kg (153,000oz). Combined with higher
expenditures on public holiday overtime shifts and
additional temporary support, the lower production led
to a 10% increase in total cash costs to R57,253/kg
($277/oz). Gross profit adjusted for the effect of
unrealised non-hedge derivatives increased 32% to
R295m ($45m), primarily as a result of a higher price
received.
The Lost-Time Injury Frequency Rate (LTIFR) was
9.48 lost-time injuries per million hours worked (10.60
for the previous quarter). Regrettably, one employee
died in a fall of ground accident.
At Kopanang, the release of previously locked-up
material led to a 5% volume improvement and yield
also increased 5%. Production consequently rose 11%
to 3,561kg (114,000oz) and total cash costs declined
5% to R60,958/kg ($295/oz), although higher labour
expenditure partially offset the effect of improved
production. Gross profit adjusted for the effect of
unrealised non-hedge derivatives, at R222m ($34m),
increased 90% quarter-on-quarter, due to both an
improved price received and a better cost
performance.
The LTIFR was 11.59 (15.45).
Gold production at Moab Khotsong rose 16% to
338kg (11,000oz) as a result of higher face values
mined and as part of the planned general build-up of
the operation. Total cash costs consequently improved
18% to R137,630/kg ($666/oz). Gross loss adjusted
for the effect of unrealised non-hedge derivatives
improved 28% to R29m ($5m).
As noted last quarter, Moab Khotsong is a new
production unit and currently mining low volumes within
the context of a relatively high fixed cost structure.
Production is expected to increase by approximately
75% in 2007 and total cash costs are anticipated to
decline.
The LTIFR was 16.02 (17.61).
At Tau Lekoa, volume mined declined 17% in line with
the ongoing plan to downsize the operation, and
production accordingly decreased 10% to 1,289kg
(41,000oz). Total cash costs improved 9% to
R92,719/kg ($447/oz). Gross profit adjusted for the
effect of unrealised non-hedge derivatives increased to
R16m ($2m) from a loss of R32m ($5m) in the previous
quarter, as a higher price received more than
offset the effect of the lower volume mined.
The LTIFR was 26.32 (18.55). Regrettably, one
employee died as a result of a fall of ground
accident.
At Mponeng, volume mined and yield improved by
10% and 6%, respectively. As a result, production
was 14% higher to 4,853kg (156,000oz) and total
cash costs, at R47,250/kg ($229/oz), improved 8%
on the previous quarter. Gross profit adjusted for
the effect of unrealised non-hedge derivatives
increased 64% to R324m ($50m), due to a
significantly higher price received and lower cash
costs.
The LTIFR was 7.32 (7.53). Regrettably, one
fatality occurred after a sudden ore rush caused
an employee to lose his footing. He was
inundated by broken rock.
Production at Savuka, at 653kg (21,000oz), was
on par with that of the previous quarter. Total
cash costs, however, rose 3% to R73,967/kg
($359/oz) due to additional maintenance work and
reef development, both related to the decision to
postpone closure of the operation. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives increased 48% to R34m ($5m),
primarily due to an improved price received.
The LTIFR was 20.58 (15.32).
At TauTona, gold production increased 9% to
3,718kg (120,000oz) due to a reduction in gold
lock-up. Total cash costs decreased 5% to
R55,276/kg ($267/oz). Gross profit adjusted for
the effect of unrealised non-hedge derivatives
improved 94% to R213m ($32m) as a
consequence of an improved price received.
The LTIFR was 14.71 (14.99). Regrettably, two
employees died this quarter in two separate fall of
ground accidents.
ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold
production increased 23% to 64,000oz, primarily
due to higher feed grade. Total cash costs, at
$188/oz, were nearly on par with those of the
previous quarter, as the effects of higher
production and a better silver by-product credit
were partially off-set by the higher labour, fuel and
maintenance costs related to on-site labour action,
which has since been resolved. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives, at $18m, was 125% higher than that of
the previous quarter, mainly due to a higher price
received.
The LTIFR was 2.04 (0.00).

AUSTRALIA
Production at Sunrise Dam increased 24% this quarter
to 113,000oz as a result of increased tonnes treated
and higher-than-anticipated grades. Total cash costs
consequently declined 4% to A$366/oz ($273/oz).
Gross profit adjusted for the effect of unrealised non-
hedge derivatives rose 72% to A$50m ($37m), mainly
due to improved grade and associated higher
production.
The underground project, where mining is currently
accessing high-grade Western Shear ore, continues to
supplement production. During the quarter, 505m of
underground capital development and 1,374m of
operational development were completed.
The LTIFR was 2.37 (0.00).
BRAZIL
At AngloGold Ashanti Mineração, gold production
increased 16% to 57,000oz, following last quarter’s
production halt during an upgrade of the shaft and
crusher at the Cuiabá mine. Total cash costs, at
$190/oz, were slightly higher than those of the previous
quarter due to a lower sulphuric acid by-product credit
and marginally higher ore transport costs. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives increased 91% to $21m as a consequence
of the increased production and a higher price
received.
The LTIFR was 2.30 (2.12).
At Serra Grande (50% attributable), gold production
remained at 24,000oz. Total cash costs rose 10% to
$206/oz, primarily as a result of slightly lower grades.
Gross profit adjusted for the effect of unrealised non-
hedge derivatives nevertheless increased 20% to $6m
due to a 10% increase in price received.
The LTIFR was 2.40 (2.38).
GHANA
At Bibiani, production was 40% lower at 9,000oz. This
decline was in part the result of the operation’s
continued downscale to tailings-only status, although
lower recovery rates resulting from a circuit tank
breakdown and frequent power outages on the main
electricity grid also contributed. Total cash costs, at
$412/oz, consequently rose 47%. Looking ahead, the
second half of the year should see an operational
improvement at Bibiani, as the production problems
experienced in the second quarter are resolved. Gross
profit adjusted for the effect of unrealised non-hedge
derivatives fell by 50% to $1m, as the benefit of an
improved price received was negated by the higher
total cash costs.
The LTIFR was 0.00 (0.00).
At Iduapriem (85% attributable), production
declined 5% to 41,000oz as a result of an 8%
decrease in tonnage treated due to mill and
crusher problems. These issues are being
addressed and for the rest of the year, Iduapriem
should see a production level closer to that of the
first quarter. Total cash costs increased 13% to
$408/oz, primarily as a consequence of the lower
tonnages and a backdated wage increase after
wage negotiations were completed in June. Gross
profit adjusted for the effect of unrealised non-
hedge derivatives declined by $2m to a break-
even position, due to a lower price received, lower
production and higher total cash costs.
The LTIFR was 1.14 (2.39).
Gold production at Obuasi decreased marginally
to 97,000oz this quarter, mainly due to a 5%
underground yield decline resulting from the
treatment of lower-grade ore. Although improved
processing availability led to a 6% increase in total
tonnage treated, which partially offset the effect of
the lower yield, total cash costs increased 16% to
$406/oz. Gross loss adjusted for the effect of
unrealised non-hedge derivatives was $9m,
compared with a $1m profit in the previous
quarter, mainly due to a lower price received and
lower grades.
The LTIFR was 2.46 (2.02).
REPUBLIC OF GUINEA
At Siguiri (85% attributable), production increased
4% to 59,000oz primarily as a result of a 15% yield
improvement. Tonnage treated declined 8% as a
result of maintenance shut-downs and a short
period of industrial action, which was addressed.
Total cash costs consequently rose 6% to
$403/oz. Gross profit adjusted for the effect of
unrealised non-hedge derivatives declined 50% to
$2m due to royalty payments.
LTIFR was 0.59 (1.30).
MALI
At Morila (40% attributable), production was
consistent with that of the previous quarter at
54,000oz. An increase in recovered grade
compensated for lower tonnage throughput, which
was affected by major mill re-lining and
maintenance. Total cash costs improved 5% to
$249/oz as a result of higher recovered grade,
while gross profit adjusted for the effect of
unrealised non-hedge derivatives increased 36%
to $15m due to an improved price received.
The LTIFR was 1.11 (1.15).

At Sadiola (38% attributable), gold production
increased 24% to 52,000oz due to the combination of
higher tonnage throughput and higher recovered
grade. This resulted in a 6% decline in total cash costs
to $255/oz, while gross profit adjusted for the effect of
unrealised non-hedge derivatives, at $14m, was 56%
higher than that of the previous quarter, as a result of a
better price received and higher production.
The LTIFR was 1.01 (2.07).
At Yatela (40% attributable), production increased 21%
to 40,000oz, primarily as a result of improved grade.
Total cash costs, however, were 5% higher at $232/oz,
due to increased cement consumption associated with
stabilising the pad during periods of bottom lift
stacking. Higher production and a significantly
improved price received more than offset the increase
in total cash costs, leading to a 20% increase in gross
profit adjusted for the effect of unrealised non-hedge
derivatives to $12m.
The LTIFR was 0.00 (0.00).
NAMIBIA
Gold production at Navachab, at 22,000oz, was
consistent with that of the previous quarter, with both
tonnage throughput and recovered grade maintained at
last quarter’s levels. Total cash costs, however,
returned to more ordinary levels of $279/oz after an
abnormal stockpile adjustment in the previous quarter
reduced total cash costs to $227/oz. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives improved 20% to $6m, as the higher price
received offset the effect of increased total cash costs.
The LTIFR was 7.90 (0.00).
TANZANIA
As forecast last quarter, the consequence of both
heavy rains and the slower-than-anticipated cut-
back of the Nyankanga pit resulted in a 15%
production decline at Geita to 71,000oz. This
decrease was primarily due to a 29% drop in
recovered grade, partially offset by a 19% increase
in tonnage throughput. Total cash costs
consequently increased 38% to $507/oz. Gross
profit adjusted for the effect of unrealised non-
hedge derivatives nevertheless increased 50% to
$3m, with the higher price received offsetting the
production decline.
The LTIFR was 1.10 (0.40).
USA
At Cripple Creek & Victor (67% ownership with
100% interest in production until initial loans are
repaid), gold production increased 2% to 65,000oz
and total cash costs decreased 2% to $242/oz,
both due to an increase in recoverable ounces
placed on the leach pad.
Gross loss adjusted for the effect of unrealised
non-hedge derivatives was $5m, compared with a
$2m profit in the first quarter, as a consequence of
a lower price received on hedged production.
The LTIFR was 0.00 (0.00). In June, CC&V
achieved 31 months without a lost-time accident.
Notes:
· All references to price received includes realised non-hedge derivatives.
· In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
· Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps and deferred tax thereon.
· Rounding of figures may result in computational discrepancies.

Review of the gold market
The second quarter of 2006 was characterised by
a break in the unabated rise of the gold price
since late 2005. At its peak the price reached
$730/oz in mid-May and then retraced to $543/oz.
This movement represents the highest spot price
and the largest move within a single quarter in the
last twenty five years. The gold price
subsequently recovered to trade above $600/oz
towards the end of the quarter, having rallied
strongly through the 200-day moving average
(US$547/oz) to regain its upward momentum.
The average price for the quarter of $629/oz
represents a $75/oz increase over the first
quarter. As the dollar gold price declined in the
second half of the quarter, the rand weakened
against the dollar, thus mitigating the impact on
the rand gold price. This has resulted in an
average rand gold price of R130,053/kg for the
period under review, which represents a 19% or
R20,000/kg increase over the previous quarter.
PHYSICAL MARKET
As with the first quarter of 2006, the sharp price
moves in the gold market experienced during the
second quarter, has seen some weakness in key
consumer markets such as Turkey and India,
together with a shift by manufacturers to lower
gold content in manufactured products.
In addition, gold manufacturers have been
adversely affected by higher price levels and
particularly greater price volatility, as banks make
margin calls to cover the higher value of gold
inventory loans. Manufacturers therefore have
typically had to increase their loan collateral, or to
repay loans, by cutting production or liquidating
stock.
Higher metal prices have also been accompanied
by an influx of gold scrap into refineries, with the
new secondary refineries in Dubai being the major
beneficiaries.
While participants in the jewellery wholesale,
manufacturing and retail trade are adopting
various strategies to deal with gold’s price
appreciation and volatility, those who analyse
demand indicators in key markets are cautious
regarding potential further softening in the gold
jewellery market through the next six months.
INVESTMENT MARKET
In contrast to a slightly weaker jewellery market,
the investment market for gold has remained
strong, notwithstanding a general pull-back in
commodities and precious metals investing in
mid-May.
Gold Exchange Traded Funds (ETFs) again grew
by some 45t during the second quarter, with the
increase year-to-date some 149t. Despite the
sharp fall in the gold price during the quarter, gold
ETFs only reduced modestly and recovered
quickly to pre-sell off levels. See Graph A.
Central Bank selling appears to have been low
since January, 2006. Sales have amounted to be
between 30t-35t for the second quarter.
Reported sales for the current year of the
Washington Agreement are between 315t to 320t,
which means that signatories to the agreement
may sell up to a further 180t before the year-end
of 26 September if they are to utilise, in full, the
agreed quota for 2006.
More generally, commodity prices continue to be
supported, in part, by investor demand.
Investment in indexed commodity funds continues
to grow (see Graph B) and is estimated to be as
much as $90 billion currently, much of it coming
from long-only funds such as pension funds that
are allocating a portion of funds under
management to commodities. The expectation
amongst market commentators is for this trend to
continue, with the potential for significant further
investment flows into the sector.
CURRENCIES
During the quarter, the US dollar continued to
trade in a range of $1.20 to $1.30 against the euro
despite continued concerns over the trade and
current account deficits in that country. Of
significance during the quarter were the
comments and testimony made by the US FED
Chairman Dr Ben S Bernanke, including raising
US interest rates by 25 basis points for the 17
th
consecutive time and signalling to the market that
the cycle of interest rate increases may not yet be
complete.

The remarks were influential in causing investors
to withdraw funds from a number of markets,
particularly the more liquid emerging markets
where there was a realisation that the risk
premium being offered in these markets may not
be sufficient to merit the investment. Coupled
with local interest rate changes, this had the effect
of causing, amongst other currencies, the South
African rand, the Brazilian real and the Australian
dollar to trade some 10% lower.
Since then the real has recovered to trade at
BRL2.2/$ from its lows of BRL2.4/$ and the
Australian dollar has strengthened to $0.755/A$
from its lows of $0.72/A$. In the case of the rand,
the release in June of a large current account
deficit for the first quarter of 2006 saw the rand
weaken further to lows of R7.40/$ despite the
South African Monetary Policy Committee raising
interest rates by 50 basis points. It is unlikely that
the rand will recover much of its recent weakness
unless the dollar itself weakens, hence going
forward South African producers should continue
receiving the high rand gold prices that they have
been receiving of late.
HEDGING
As at 30 June 2006, the net delta hedge position
of AngloGold Ashanti was 10.14Moz or 315t,
valued at the spot gold price at the quarter end of
$620/oz. This net delta position reflects a
decrease of some 1.1Moz or 34t. This decrease
was due to maturing positions and hedge
reducing strategies that resulted in the hedge
reducing by some 1.37Moz, offset by an increase
in delta due to the quarter end gold price of
$620/oz which was $38/oz higher that the first
quarter’s closing gold price of $582/oz.
The marked-to-market value of the hedge position
as at 30 June 2006 was negative $3.17bn. The
increase in the marked-to-market value was
mostly due to the $38/oz increase in the gold price
over the previous quarter, combined with the
effects of higher US interest rates and gold
volatilities. Had the spot price of gold at the end
of June remained unchanged from the price of
$582/oz at the end of the previous quarter, the
hedge would have reduced in size to 9.86Moz or
307t, with a marked-to-market value of negative
$2.8bn.
The price received by the company for the quarter
was $600/oz, compared to a spot price for the
period of $629/oz. The company continues to
manage its hedge position actively, and to reduce
overall levels of pricing commitments in respect of
future gold production.

Hedge position
As at 30 June 2006, the group had outstanding the
following forward-pricing commitments against
future production. The total net delta tonnage of the
hedge of the company on this date was 10.14Moz or
315t (at 31 March 2006: 11.23Moz or 349t).
The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $3.167bn (negative R22.45bn) as at
30 June 2006 (as at 31 March 2006: negative
$2.707bn or R16.65bn). This value at 30 June 2006
was based on a gold price of $619.80/oz, exchange
rates of R7.088/$ and A$/$0.7438 and the prevailing
market interest rates and volatilities at that date.
As at 26 July 2006, the marked-to-market value
of the hedge book was a negative $3.115bn
(negative R21.93bn), based on a gold price of
$618.95/oz and exchange rates of R7.04/$ and
A$/$0.758 and the prevailing market interest
rates and volatilities at the time.
These marked-to-market valuations are not
predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the cost
of buying all hedge contracts at the time of
valuation, at market prices and rates available
at the time.
Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR GOLD
Forward contracts
Amount (kg) *29,534 25,469 30,076 26,288 16,328 37,239 105,866
US$/oz $687 $357 $365 $380 $382 $411 $292
Put options purchased Amount (kg) 7,674 1,455 9,129
US$/oz $345 $292 $336
Put options sold Amount (kg) 18,970 855 1,882 1,882 7,527 31,116
US$/oz $540 $390 $400 $410 $435 $494
Call options purchased Amount (kg) 7,770 6,357 14,127
US$/oz $366 $344 $356
Call options sold Amount (kg) 25,491 32,544 32,904 31,194 28,054 76,068 226,255
US$/oz $488 $387 $395 $418 $429 $506 $449
RAND GOLD
Forward contracts
Amount (kg) 967 2,449 933 4,349
Rand per kg R28,536 R97,520 R116,335 R86,214
Put options purchased
Amount (kg)
Rand per kg
Put options sold
Amount (kg)
Rand per kg
Call options purchased
Amount (kg)
Rand per kg
Call options sold Amount (kg) 311 2,986 2,986 2,986 9,269
Rand per kg R108,123 R202,054 R216,522 R230,990 R212,885
A DOLLAR GOLD
Forward contracts Amount (kg) 12,752 6,843 2,177 3,390 3,110 28,272
A$ per oz A$819 A$629 A$663 A$655 A$690 A$727
Put options purchased Amount (kg)
A$ per oz
Put options sold Amount (kg)
A$ per oz
Call options purchased Amount (kg) 3,110 3,732 3,110 1,244 3,110 14,306
A$ per oz A$673 A$668 A$680 A$694 A$712 A$683
Call options sold Amount (kg)
A$ per oz
Delta (kg) *10,032 56,866 60,497 59,517 43,753 104,732 315,333
** Total net gold:
Delta (oz) *322,536 1,828,282 1,945,021 1,913,513 1,406,690 3,367,207 10,138,177
*       Long
position.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2006.
Rounding of figures may result in computational discrepancies.

Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR
SILVER
Forward contracts Amount (kg)
$ per oz
Put options purchased Amount (kg) 21,772 43,545 43,545 108,862
$ per oz $7.11 $7.40 $7.66 $7.45
Put options sold Amount (kg) 21,772 43,545 43,545 108,862
$ per oz $6.02 $5.93 $6.19 $6.05
Call options purchased Amount (kg)
$ per oz
Call options sold Amount (kg) 21,772 43,545 43,545 108,862
$ per oz $8.11 $8.40 $8.64 $8.44
The following table indicates the group's currency hedge position at 30 June 2006
Year
2006
2007
2008
2009
2010
2011-2015
Total
RAND
DOLLAR
(000)
Forward contracts Amount ($)
US$/R
Put options purchased Amount ($) 55,000 55,000
US$/R R6.68 R6.68
Put options sold Amount ($) 45,000 45,000
US$/R R6.44 R6.44
Call options purchased Amount ($)
US$/R
Call options sold Amount ($) 55,000 55,000
US$/R R7.05 R7.05
A
DOLLAR
(000)
Forward contracts Amount ($) 53,398 60,000 20,000 133,398
A$/US$                     A$0.75 A$0.76 A$0.73 A$0.75
Put options purchased Amount ($) 40,000 40,000
A$/US$                     A$0.73 A$0.73
Put options sold Amount ($) 40,000 40,000
A$/US$                     A$0.76 A$0.76
Call options purchased Amount ($)
A$/US$
Call options sold Amount ($) 50,000 50,000
A$/US$                     A$0.72 A$0.72
BRAZILIAN REAL (000)
Forward contracts Amount ($) 12,000 4,000 16,000
US$/BRL BRL3.25 BRL3.31 BRL3.26
Put options purchased Amount ($)                   2,500 2,500
US$/BRL BRL2.30 BRL2.30
Put options sold Amount ($)                   2,500 2,500
US$/BRL BRL2.10 BRL2.10
Call options purchased Amount ($)
US$/BRL
Call options sold Amount ($) 12,500 12,500
US$/BRL BRL3.17 BRL3.17
Derivative analysis by accounting designation as at 30 June 2006
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollars (millions)
Commodity option contracts (580) (9) (1,116) (1,705)
Foreign exchange option contracts – – (13) (13)
Forward sale commodity contracts (1,204) (469) 216 (1,457)
Forward foreign exchange contracts – 7 (2) 5
Interest rate swaps (38) – 41 3
Total hedging contracts
(1,822)
(471)
(874)
(3,167)
Hedge restructure debtor – – 20 20
Option component of convertible bonds – – (102) (102)
Total
derivatives
(1,822)                       (471)                       (956)
(3,249)
Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure amounted to $27m
($18m expensed, $9m capitalised) during the second
quarter, compared to $18m ($12m expensed, $6m
capitalised) in the first quarter of 2006.
BROWNFIELDS EXPLORATION
At Siguiri, in Guinea, infill and extension drilling
continued at the Kintinian prospect. A ground gravity
programme is in progress to define additional drill
targets to the south of the existing pits.
At Geita, in Tanzania, drilling confirmed the connection
between the south and central orebodies of Lone
Cone. Drilling indicated the potential for a second
mineralised zone in Nyankanga South and drilling at
Area 3 West (located approximately 1km south-east of
the Matandani pit) showed encouraging results.
In the regional drill programme on the Morila grant in
Mali, 50 holes (26,146m) have been completed.
Drilling continues to the south of the main pit in the
Tonalite extension area, and results indicate a wide,
low-grade mineralised zone. Also in Mali, at Sadiola,
drilling in the gap between FE3 and FE4 indicated
open-ended mineralisation to the north and east.
These intersections will be followed up with further
drilling.
Surface drilling continued at Obuasi, in Ghana, with
UDSDD 2 reaching a depth of 876m and USDD 3
reaching 1,500m. Reef intersections are expected in
the first quarter of 2007.
In South America, good progress has been made
converting Inferred Resources to Indicated Resources,
which can be used for mine planning. Noteworthy
additions have been made at Cuiabá and Serra
Grande in Brazil, and Cerro Vanguardia in Argentina.
At Cripple Creek & Victor in the United States, drill
programme efforts primarily focused on Resource
expansion. Results from ongoing, step-out drilling are
being modelled to determine the impact of new drilling
results and updated cost assumptions on expanding
the orebody. Infill and step-out development drilling in
the South Cresson Deposit continued.
GREENFIELDS EXPLORATION
Greenfields exploration activities continued during the
second quarter in Alaska, Australia, China, Colombia,
Laos, the Philippines, Russia and the DRC.
A Letter of Intent was signed with International Tower
Hill Mines Ltd on 15 June for the sale and option of all
of AngloGold Ashanti’s Alaskan mineral exploration
properties and associated databases. Final Toronto
Stock Exchange approval for the transaction is
expected early in the third quarter.
In Australia, drilling continued at the Tropicana
joint venture on both the original Tropicana zone
and the newly-discovered Havana zone.
Significant new intercepts obtained from infill
drilling at the Tropicana zone included 29m at
4.4g/t from 219m in TPRC021D, 34m at 4.0g/t
from 42m in TPD013 (TPRC031 twin), 13m at
5.0g/t from 71m in TPD024, and 25m at 2.0g/t
from 160m in TPRC079D. Gold mineralisation at
the Tropicana zone has now been confirmed to
extend 1,400m along strike, with current drilling
testing the down-dip extent of mineralisation.
Initial drilling on the new Havana zone, located
1.1km south of the Tropicana zone, has also
returned encouraging results.
Regional exploration programmes continued at an
accelerated pace in Colombia during the second
quarter. First-pass drill programmes were
completed on two projects; where highly
encouraging results were obtained and follow-up
drilling is envisaged. Regional exploration joint
ventures were also signed with both Bema Gold
Corporation and Antofagasta PLC, on 1 June and
14 July, respectively.
In the DRC, a second diamond drill rig
commenced operation and allowed for further drill
testing of the priority Adidi/D7 Kanga and
Nzebi/Senzere corridors. Significant new
intercepts included 14m at 6.40g/t from 57m in
DD051. Resource delineation drilling will continue
in the DRC during both the third and fourth
quarters of 2006.
In
China, generative exploration activities
continued and select business development
opportunities were reviewed. A 5,000m diamond
drill programme commenced at Dynasty Gold’s
Red Valley project in the Qinghai Province.
In the Philippines, exploration activities continued
20km north of the Siana Gold Project. The project
area contains potential for both epithermal and
porphyry style gold and copper mineralisation.
In Laos, regional exploration under the joint
venture with Oxiana Limited was undertaken in
five main areas. Widespread stream sediment
gold anomalies were identified in one target area
with encouraging geology and alteration identified
in another. Additional new targets have also been
delineated for follow-up.
In Russia, generative exploration activities remain
underway in the Far East and AngloGold Ashanti
continued to provide technical assistance to Trans-
Siberian Gold’s Asacha and Veduga Projects.

Group
operating results
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Milled - 000 tonnes / - 000 tons
3,366
3,236 3,466 6,602 6,853
3,710
3,567 3,821 7,277 7,554
Yield - g / t / - oz / t
7.24
7.12 7.26 7.19 7.30
0.211
0.208 0.212 0.210 0.213
Gold produced - kg / - oz (000)
24,379
23,055 25,175 47,434 50,059
784
741 809 1,525 1,609
SURFACE AND DUMP RECLAMATION
Treated - 000 tonnes / - 000 tons
3,343
2,769 1,886 6,112 3,997
3,685
3,052 2,078 6,737 4,406
Yield - g / t / - oz / t
0.50
0.55 0.49 0.52 0.48
0.015
0.016 0.014 0.015 0.014
Gold produced - kg / - oz (000)
1,663
1,517 927 3,180 1,913
53
49 30 102 62
OPEN-PIT OPERATION
4
Mined - 000 tonnes / - 000 tons
42,635
41,772 46,042 84,407 84,259
46,998
46,046 50,753 93,043 92,880
Treated - 000 tonnes / - 000 tons
6,341
6,220 6,501 12,561 11,557
6,990
6,857 7,166 13,847 12,740
Stripping ratio - t (mined total - mined ore) / t mined ore
4.52
4.79 4.82 4.65 5.34
4.52
4.79 4.82 4.65 5.34
Yield - g / t / - oz / t
2.27
2.21 2.90 2.24 3.21
0.066
0.064 0.085 0.065 0.094
Gold in ore - kg / - oz (000)
9,491
14,587 11,188 24,078 26,086
305
469 360 774 839
Gold produced - kg / - oz (000)
14,415
13,726 18,856 28,141 37,076
463
441 606 905 1,192
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons
17,256
15,348 14,465 32,604 32,377
19,021
16,918 15,945 35,940 35,690
Placed
1
- 000 tonnes / - 000 tons
6,090
5,562 5,241 11,652 11,851
6,713
6,131 5,777 12,844 13,063
Stripping ratio
- t (mined total - mined ore) / t mined ore
1.82
1.78 2.33 1.80 1.96
1.82
1.78 2.33 1.80 1.96
Yield
2
- g / t / - oz / t
0.83
0.81 0.77 0.82 0.83
0.024
0.024 0.023 0.024 0.024
Gold placed
3
- kg / - oz (000)
5,082
4,516 4,046 9,598 9,822
163
145 130 309 316
Gold produced - kg / - oz (000)
3,567
3,369 3,835 6,936 8,553
115
108 123 223 275
TOTAL
Gold produced - kg / - oz (000)
44,024
41,667 48,792 85,691 97,600
1,415
1,340 1,569 2,755 3,138
Gold sold - kg / - oz (000)
42,424
42,164 48,560 84,588 96,873
1,364
1,356 1,561 2,720 3,115
Price received - R / kg / - $ / oz - sold
125,409  107,903
87,314 116,683 84,739
600
545 422 573 423
Total cash costs
- R / kg / - $ / oz - produced
63,276
60,815 57,351 62,079 56,064
305
308 278 306 281
Total production costs
- R / kg / - $ / oz - produced
85,168
82,079 74,728 83,666 72,683
410
416 363 413 364
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz
410
381 431 395 425
13.18
12.26 13.86 12.72 13.66
Actual - g / - oz
379
353 368 366 374
12.19
11.34 11.83 11.76 12.03
CAPITAL EXPENDITURE - Rm
- $m
1,168
961 1,068 2,130 1,932
181
156 167 337 311
1
Tonnes (Tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Refer to Geita page for revised March 2006 quarter operating results
Rounding of figures may result in computational discrepancies.
Quarter ended
Six months ended
Unaudited
Unaudited
Quarter ended
Six months ended

Group
income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2006
2006
2005
2006
2005
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
4,966
4,456 4,563 9,422 8,579
Gold income
4,798
4,246 4,404 9,044 8,261
Cost of sales 3
(3,546)
(3,463) (3,620) (7,009) (7,036)
Non-hedge derivative (loss) gain
(1,847)
(1,100) 147 (2,947)
(40)
Gross (loss) profit
(594)
(318) 931 (912) 1,186
Corporate administration and other expenses
(140)
(127) (103) (267) (201)
Market development costs
(24)
(26) (21) (50)
(42)
Exploration costs
(116)
(73) (78) (189) (138)
Other net operating expenses 4
(39)
(30) (34) (69) (53)
Operating special items 5
14
11 (41) 24
(44)
Operating (loss) profit
(900)
(563) 654 (1,463) 708
Interest receivable
59
30 39 89
93
Exchange (loss) gain
(7)
(4) (4) (11) 4
Fair value adjustment on option component of convertible bond
158
(233) 79 (75) 194
Finance costs and unwinding of decommissioning
and restoration obligations
(209)
(210) (159) (419) (308)
Fair value gain (loss) on interest rate swaps
-
- 11 - (5)
Share of associates' (loss) profit
(1)
(4) 2 (5) 3
(Loss) profit before taxation
(900)
(984) 621 (1,883) 689
Taxation 6
(86)
(43) 62 (128) 121
(Loss) profit after taxation from continuing operations
(986)
(1,026) 683 (2,012)
810
Loss for the period from discontinued operations 7
(4)
(7) (69) (11) (121)
(Loss) profit for the period
(989)
(1,034) 614 (2,023) 690
Allocated as follows:
Equity shareholders of parent
(1,047)
(1,074) 566 (2,121) 616
Minority interest
58
40 48 98
74
(989)
(1,034) 614 (2,023) 690
Basic (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
a
(382)
(402) 240 (784) 278
Loss from discontinued operations
a
(1)
(3) (26) (4) (46)
(Loss) profit
(383)
(405) 214 (788) 233
Diluted (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
b
(382)
(402) 240 (784) 278
Loss from discontinued operations
b
(1)
(3) (26) (4) (46)
(Loss) profit
c
(383)
(405) 214 (788) 232
Dividends
d
- Rm
578
450
- cents per share
210
170
a
Calculated on the basic weighted average number of ordinary shares.
b
Calculated on the diluted weighted average number of ordinary shares.
c
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.
d
Dividends are translated at actual rates on date of payment. The current period is only indicative.
Rounding of figures may result in computational discrepancies.

Group
income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2006
2006
2005
2006
2005
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
766
724 708 1,490 1,377
Gold income
740
690 684 1,430 1,326
Cost of sales 3
(547)
(563) (565) (1,110) (1,133)
Non-hedge derivative (loss) gain
(169)
(188) 35 (357)
18
Gross profit (loss)
25
(61) 154 (37) 211
Corporate administration and other expenses
(22)
(21) (16) (42) (32)
Market development costs
(4)
(4) (3) (8)
(7)
Exploration costs
(18)
(12) (12) (30) (22)
Other net operating expenses 4
(7)
(4) (5) (10) (8)
Operating special items 5
2
2 (7) 4
(7)
Operating (loss) profit
(22)
(101) 111 (123) 135
Interest receivable
9
5 6 14
15
Exchange (loss) gain
(1)
(1) (1) (2) -
Fair value adjustment on option component of convertible bond
25
(39) 13 (14) 32
Finance costs and unwinding of decommissioning
and restoration obligations
(32)
(34) (25) (67) (50)
Fair value gain (loss) on interest rate swaps
-
- 2 - (1)
Share of associates' (loss) profit
-
(1) - (1) -
(Loss) profit before taxation
(22)
(170) 107 (192) 132
Taxation 6
(23)
(7) 9 (30) 18
(Loss) profit after taxation from continuing operations
(45)
(177) 116 (222)
150
Loss for the period from discontinued operations 7
(1)
(1) (12) (2) (21)
(Loss) profit for the period
(45)
(179) 103 (224) 130
Allocated as follows:
Equity shareholders of the parent
(54)
(185) 96 (240) 118
Minority interest
9
6 7 16
12
(45)
(179) 103 (224) 130
Basic (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
a
(20)
(69) 41 (88) 52
Loss from discontinued operations
a
-
(1) (5) (1) (8)
(Loss) profit
(20)
(70) 36 (89) 45
Diluted (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
b
(20)
(69) 41 (88) 52
Loss from discontinued operations
b
-
(1) (5) (1) (8)
(Loss) profit
c
(20)
(70) 36 (89) 45
Dividends
d
- $m
82
69
- cents per share
30
26
a
Calculated on the basic weighted average number of ordinary shares.
b
Calculated on the diluted weighted average number of ordinary shares.
c
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.
d
Dividends are translated at actual rates on date of payment. The current period is only indicative.
Rounding of figures may result in computational discrepancies.

Group
balance sheet
June
March
June
December
2006
2006
2005
2005
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
41,214
36,904 37,588 37,464
Intangible assets
2,873
2,419 2,727 2,533
Investments in associates
312
214 254 223
Other investments
662
647 550 645
Inventories
1,673
1,272 789 1,182
Derivatives
73
171 403 243
Trade and other receivables
164
126 128 124
Deferred taxation
368
321 215 279
Other non-current assets
95
136 128 101
47,434
42,210 42,781 42,794
Current assets
Inventories
3,181
2,475 2,619 2,436
Trade and other receivables
1,645
1,706 1,934 1,589
Derivatives
5,941
4,876 3,053 4,280
Current portion of other non-current assets
11
6 5 43
Cash restricted for use
21
21 197 52
Cash and cash equivalents
2,450
1,419 1,644 1,328
13,250
10,503 9,452 9,728
Non-current assets held for sale
100
100 100 100
13,350
10,603 9,552 9,828
TOTAL ASSETS
60,784
52,814 52,333 52,622
EQUITY AND LIABILITIES
Share capital and premium 10
22,065
19,070 19,006 19,047
Retained earnings and other reserves 11
(3,057)
(4,600) 1,410 (2,463)
Shareholders' equity
19,008
14,470 20,416 16,584
Minority interests 12
419
384 401 374
Total equity
19,427
14,854 20,817 16,958
Non-current liabilities
Borrowings
9,375
10,798 10,500 10,825
Environmental rehabilitation and other provisions
2,579
2,271 1,657 2,265
Provision for pension and post-retirement benefits
1,263
1,252 1,072 1,249
Trade, other payables and deferred income
109
80 20 87
Derivatives
3,484
2,928 2,130 2,460
Deferred taxation
7,239
6,903 8,231 7,353
24,049
24,233 23,610 24,239
Current liabilities
Trade, other payables and deferred income
3,011
2,772 2,899 2,711
Current portion of borrowings
465
871 1,141 1,190
Derivatives
12,723
9,212 3,551 6,814
Taxation
1,110
872 315 710
17,309
13,727 7,906 11,425
Total liabilities
41,357
37,960 31,516 35,664
TOTAL EQUITY AND LIABILITIES
60,784
52,814 52,333 52,622
Net asset value - cents per share
7,060
5,603 7,867 6,401
Rounding of figures may result in computational discrepancies.

Group
balance sheet
As at
As at
As at
As at
June
March
June
December
2006
2006
2005
2005
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
5,768
5,982 5,624 5,905
Intangible assets
402
392 408 399
Investments in associates
44
35 38 35
Other investments
93
105 82 102
Inventories
234
206 118 186
Derivatives
10
28 60 38
Trade and other receivables
23
20 19 20
Deferred taxation
51
52 32 44
Other non-current assets
13
22 20 16
6,639
6,842 6,401 6,745
Current assets
Inventories
445
401 392 384
Trade and other receivables
230
277 289 250
Derivatives
832
790 457 675
Current portion of other non-current assets
2
1 1 7
Cash restricted for use
3
3 29 8
Cash and cash equivalents
343
230 246 209
1,854
1,703 1,414 1,533
Non-current assets held for sale
14
16 15 16
1,868
1,719 1,429 1,549
TOTAL ASSETS
8,507
8,561 7,830 8,294
EQUITY AND LIABILITIES
Share capital and premium 10
3,088
3,091 2,843 3,002
Retained earnings and other reserves 11
(428)
(745) 211 (388)
Shareholders' equity
2,660
2,346 3,054 2,614
Minority interests 12
59
62 60 59
Total equity
2,719
2,408 3,114 2,673
Non-current liabilities
Borrowings
1,312
1,750 1,571 1,706
Environmental rehabilitation and other provisions
361
368 248 356
Provision for pension and post-retirement benefits
177
203 160 197
Trade, other payables and deferred income
15
13 3 14
Derivatives
488
475 319 388
Deferred taxation
1,013
1,119 1,231 1,159
3,366
3,928 3,532 3,820
Current liabilities
Trade, other payables and deferred income
421
449 434 427
Current portion of borrowings
65
141 171 188
Derivatives
1,781
1,493 531 1,074
Taxation
155
141 47 112
2,422
2,225 1,183 1,801
Total liabilities
5,788
6,153 4,716 5,621
TOTAL EQUITY AND LIABILITIES
8,507
8,561 7,830 8,294
Net asset value - cents per share
988
908 1,177 1,009
Rounding of figures may result in computational discrepancies.

Group
cash flow statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2006
2006
2005
2006
2005
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
5,006
4,800 4,475 9,806 8,614
Payments to suppliers and employees
(2,862)
(3,230) (3,288) (6,092) (6,600)
Cash generated from operations
2,144
1,570 1,187 3,714 2,014
Cash generated (utilised) by discontinued operations
14
(11) (62) 3 (113)
Environmental, rehabilitation and other expenditure
(17)
(16) (16) (33) (29)
Taxation paid
(178)
(90) (34) (269) (95)
Net cash inflow from operating activities
1,963
1,453 1,075 3,415 1,777
Cash flows from investing activities
Capital expenditure
(1,168)
(961) (1,068) (2,130) (1,932)
Proceeds from disposal of tangible assets
54
11 4 65 2
Proceeds on disposal of discontinued assets
22
10 - 32 -
Other investments acquired
(13)
(5) (5) (17) (12)
Associate loans and acquisitions
(63)
- (91) (63) (91)
Proceeds from disposal of investments
19
17 - 36 -
Cash restricted for use
-
30 (2) 30 (26)
Interest received
44
18 27 62 72
Loans advanced
-
- (42) - (42)
Repayment of loans advanced
26
2 13 28 13
Utilised in hedge restructure
-
- - - (415)
Net cash outflow from investing activities
(1,079)
(877) (1,164) (1,956) (2,431)
Cash flows from financing activities
Proceeds from issue of share capital
3,026
23 10 3,049 18
Share issue expenses
(32)
- - (32) -
Proceeds from borrowings
81
329 545 410 3,113
Repayment of borrowings
(2,973)
(369) (407) (3,342) (1,895)
Finance costs
(84)
(251) (68) (336) (288)
Dividends paid
(70)
(183) (31) (253) (519)
Net cash (outflow) inflow from financing activities
(52)
(451) 50 (503) 429
Net increase (decrease) in cash and cash equivalents
832
124 (40) 956 (225)
Translation
200
(33) 113 167 239
Cash and cash equivalents at beginning of period
1,419
1,328 1,571 1,328 1,630
Net cash and cash equivalents at end of period
2,450
1,419 1,644 2,450 1,644
Cash generated from operations
(Loss) profit before taxation
(900)
(984) 621 (1,883) 689
Adjusted for:
Movement on non-hedge derivatives
2,584
1,582 (185) 4,166 242
Amortisation of tangible assets
951
859 787 1,810 1,519
Amortisation of intangible assets
3
3 3 6 6
Deferred stripping
(126)
(107) 17 (233) 25
Interest receivable
(59)
(30) (39) (89) (93)
Operating special items
18
(11) 41 8 44
Finance costs and unwinding of decommissioning and
restoration obligations
209
210 159 419 308
Fair value adjustment on option component of convertible bond
(158)
233 (79) 75 (194)
Other non-cash movements
(125)
103 129 (22) 95
Movement in working capital
(254)
(289) (267) (543) (628)
2,144
1,570 1,187 3,714 2,014
Movement in working capital
Increase in inventories
(1,019)
(154) (339) (1,174) (906)
Decrease (increase) in trade and other receivables
70
(80) (268) (10) (267)
Increase (decrease) in trade and other payables
695
(55) 340 640 546
(254)
(289) (267) (543) (628)
Rounding of figures may result in computational discrepancies.

Group
cash flow statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2006
2006
2005
2006
2005
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
776
777 700 1,553 1,397
Payments to suppliers and employees
(445)
(522) (507) (967) (1,068)
Cash generated from operations
331
255 193 586 329
Cash generated (utilised) by discontinued operations
2
(2) (11) - (19)
Environmental, rehabilitation and other expenditure
(3)
(2) (2) (5) (5)
Taxation paid
(28)
(15) (5) (43) (15)
Net cash inflow from operating activities
302
236 175 538 289
Cash flows from investing activities
Capital expenditure
(181)
(156) (167) (337) (311)
Proceeds from disposal of tangible assets
8
2 - 10 -
Proceeds on disposal of discontinued assets
4
2 - 5 -
Other investments acquired
(2)
(1) (1) (3) (2)
Associate loans and acquisitions
(10)
- (14) (10) (14)
Proceeds from disposal of investments
3
3 - 6 -
Cash restricted for use
-
5 (1) 5 (5)
Interest received
7
3 4 10 12
Loans advanced
-
- (7) - (7)
Repayment of loans advanced
4
- 2 4 2
Utilised in hedge restructure
-
- - - (69)
Net cash outflow from investing activities
(167)
(143) (183) (309) (393)
Cash flows from financing activities
Proceeds from issue of share capital
505
4 2 509 3
Share issue expenses
(5)
- - (5) -
Proceeds from borrowings
11
54 43 65 501
Repayment of borrowings
(493)
(60) (27) (553) (305)
Finance costs
(13)
(41) (9) (53) (47)
Dividends paid
(11)
(29) (5) (40) (87)
Net cash (outflow) inflow from financing activities
(5)
(73) 4 (77) 65
Net increase (decrease) in cash and cash equivalents
131
20 (4) 151 (38)
Translation
(18)
1 (3) (17) (5)
Cash and cash equivalents at beginning of period
230
209 253 209 289
Net cash and cash equivalents at end of period
343
230 246 343 246
Cash generated from operations
(Loss) profit before taxation
(22)
(170) 107 (192) 132
Adjusted for:
Movement on non-hedge derivatives
281
266 (38) 547 18
Amortisation of tangible assets
147
140 123 286 244
Amortisation of intangible assets
-
- - 1 1
Deferred stripping
(15)
(17) 2 (33) 4
Interest receivable
(9)
(5) (6) (14) (15)
Operating special items
2
(2) 7 - 7
Finance costs and unwinding of decommissioning and
restoration obligations
32
34 25 67 50
Fair value adjustment on option component of convertible bond
(25)
39 (13) 14 (32)
Other non-cash movements
(20)
16 18 (4) 15
Movement in working capital
(40)
(47) (33) (86) (94)
331
255 193 586 329
Movement in working capital
Increase in inventories
(60)
(41) (17) (100) (67)
Decrease (increase) in trade and other receivables
47
(20) (20) 27 9
(Decrease) increase in trade and other payables
(27)
14 3 (13) (36)
(40)
(47) (33) (86) (94)
Rounding of figures may result in computational discrepancies.

Statement of recognised income and expense
Six months
Year
Six months
ended
ended
ended
June
December
June
2006
2005
2005
Unaudited
Audited
Unaudited
Actuarial gains and losses on defined benefit retirement plans - (173) 40
Net loss (gain) on cash flow hedges removed from equity and reported in income 614 391 (91)
Net loss on cash flow hedges (1,724) (1,281) (116)
Gain (loss) on available for sale financial assets 8 17 (2)
Deferred taxation on items above 343 445 182
Net exchange translation differences 2,470 1,534 2,497
Net (expense) income recognised directly in equity 1,711 933 2,510
(Loss) profit for the period (2,023) (1,116) 690
Total recognised income and expense for the period (312) (183) 3,200
Attributable to:
Equity shareholders of the parent
(445) (355) 3,083
Minority interest 133 172 117
(312) (183) 3,200
Actuarial gains and losses on defined benefit retirement plans - (27) 7
Net loss (gain) on cash flow hedges removed from equity and reported in income 96 18 (11)
Net loss on cash flow hedges (242) (202) (17)
Gain (loss) on available for sale financial assets 1 2 (2)
Deferred taxation on items above 40 69 26
Net exchange translation differences 327 293 380
Net (expense) income recognised directly in equity 222 153 383
(Loss) profit for the period (224) (160) 130
Total recognised income and expense for the period (2) (7) 513
Attributable to:
Equity shareholders of the parent
(16) (28) 504
Minority interest 14 21 9
(2) (7) 513
Rounding of figures may result in computational discrepancies.
SA Rand million
US Dollar million

Notes
for the quarter and six months ended 30 June 2006
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 and revised International Financial Reporting Standards (IFRS)
which are effective 1 January 2006, where applicable.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE
Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and six months ended 30 June 2006.
Where the preparation or classification of an item has been amended, comparative information has been reclassified to ensure comparability with the current period as disclosed in the previous annual report. Such amendments have been made to provide the users of the financial statements with additional information.
2.
Revenue
Quarter ended
Six months
ended
Quarter ended
Six months
ended
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Unaudited Unaudited
SA Rand million US Dollar million
Gold income
4,798
4,246 4,404 9,044 8,261
740
690 684 1,430 1,326
By-products and other revenue (note 3)
109
181 121 289 224
17
29 19 46 36
Interest receivable
59
30 39 89 93
9
5 6 14 15
4,966
4,456 4,563 9,422 8,579
766
724 708 1,490 1,377
3.
Cost of sales
Quarter ended
Six months
ended
Quarter ended
Six months
ended
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Unaudited Unaudited
SA Rand million US Dollar million
Cash operating costs
2,853
2,635 2,865 5,487 5,619
441
428 447 870 906
By-products and other revenue (note 2)
(109)
(181)         (121)           (289)           (224)             (17)
(29)            (19)            (46)             (36)
2,744
2,454 2,744 5,198 5,395
424
399 428 824 870
Other cash costs
137
118 92 254 192
21
19 14 40 31
Total cash costs
2,881
2,572 2,836 5,453 5,587
445
419 443 864 901
Retrenchment costs
13
12 31 25 46
2
2 5 4 7
Rehabilitation & other non-cash costs
25
39 49 64 94
4
6 8 10 15
Production costs
2,919
2,623 2,916 5,541 5,727
451
427 456 878 923
Amortisation of tangible assets
951
859 787 1,810 1,519
147
140 123 286 244
Amortisation of intangible assets
3
3 3 6 6
–
– – 1 1
Total production costs
3,873
3,484 3,706 7,358 7,252
599
567 578 1,166 1,168
Inventory change
(327)
(21)            (86)           (348)
(216)            (52)
(4)           (14)             (56)            (35)
3,546
3,463 3,620 7,009 7,036
547
563 565 1,110 1,133
Rounding of figures may result in computational discrepancies.

4.
Other net operating expenses
Quarter ended
Six months
ended
Quarter ended
Six months
ended
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Unaudited Unaudited
SA Rand million US Dollar million
Pension and medical defined benefit
provisions
19
21 16 40 30
4
3 2 6 5
Claims filed by former employees in
respect of loss of employment, work-
related accident injuries and
diseases, governmental fiscal claims
and costs of old tailings operations
18
8 18 26 23
3
1 3 4 3
Other
2
1 – 3 –
–
– – – –
39
30 34 69 53
7
4 5 10 8
5.
Operating special items
Quarter ended
Six months
ended
Quarter ended
Six months
ended
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Unaudited Unaudited
SA Rand million US Dollar million
(Under) over provision of indirect
taxes
(33)
7
–             (25)                –
(5)
1 – (4) –
Impairment of tangible assets (note 8)
–
(2)              (45)             (3)             (45)                –
– (7) – (7)
Profit (loss) on disposal of assets
(note 8)
47
6 4 52 1
7
1
–
8 –
14
11 (41) 24 (44)
2
2 (7) 4 (7)
6. Taxation
Quarter ended
Six months
ended
Quarter ended
Six months
ended
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Unaudited Unaudited
SA Rand million US Dollar million
Current tax
Normal taxation
(369)
(222)                11
(592)
(26)             (56)
(36)                 1
(92)              (5)
Disposal and impairment of tangible
assets (note 8)
(3)
(4) – (6) – – (1) – (1) –
Under provision prior year
–
– – – (1) – – – – –
(372)
(226)                11
(598)
(27)              (56)
(37)                 1
(93)               (5)
Deferred taxation
Temporary differences
(140)
(18)           (173)            (158)        (213)              (22)
(3)           (25)             (25)             (31)
Impairment of tangible assets
(note 8)
–
– 15 – 15 – – 2 – 2
Change in tax rate – – 314 – 393 – – 47 – 59
Unrealised non-hedge derivatives
426
202 (105) 628 (47)
55
33 (16) 88 (7)
286
184 51 470 148
33
30 8 63 23
Total taxation
(86)
(43)              62
(128) 121
(23)
(7) 9 (30) 18
Rounding of figures may result in computational discrepancies.

7.        Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Six months
ended
Quarter ended
Six months
ended
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Unaudited Unaudited
SA Rand million US Dollar million
Gold income
10
6 10 16 95
2
1 2 3 16
Retrenchment, rehabilitation and
other costs
(8)
(5)            (261)             (14)         (398)              (1)
(1)            (41)              (2)              (64)
Gross profit (loss)
2
1 (251) 2 (303)
–
– (39) – (48)
Impairment loss reversed
–
– 115 – 115
–
– 17 – 17
Profit (loss) before taxation from
discontinued operations
2
1 (136) 2 (188)
–
– (22) – (31)
Taxation
(5)
(8)               67 (13)              67
(1)
(1) 10 (2) 10
Net loss attributable to discontinued
operations
(4)
(7)             (69)              (11)
(121)               (1)
(1)           (12)               (2)              (21)
8.
Headline (loss) earnings
Quarter ended
Six months
ended
Quarter ended
Six months
ended
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Unaudited Unaudited
SA Rand million US Dollar million
The (loss) profit attributable to equity
shareholders has been adjusted
by the following to arrive at
headline (loss) earnings:
(Loss) profit attributable to equity
shareholders
(1,047)
(1,074) 566 (2,121) 616
(54)
(185) 96 (240) 118
Impairment of tangible assets (note 5) – 2 45 3 45 – – 7 – 7
(Profit) loss on disposal of assets
(note 5)
(47)
(6)             (4)               (52)             (1)               (7)
(1) – (8) –
Taxation on items above – current
portion (note 6)
3
4 – 6 – – 1 – 1 –
Taxation on items above – deferred
portion (note 6)
– – (15) – (15) – – (2) – (2)
Net loss from discontinued operations
(note 7)
4
7 69 11 121
1
1 12 2 21
Headline (loss) earnings
(1,086)
(1,067) 661 (2,154) 765
(60)
(184) 112 (244) 143
Cents per share
(1)
Headline (loss) earnings
(398)
(403) 250 (801) 289
(22)
(69) 42 (91) 54
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.

9.        Shares
Quarter ended
Six months ended
Jun
2006
Mar
2006
Jun
2005
Jun
2006
Jun
2005
Authorised:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000             400,000,000          400,000,000           400,000,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000                 2,000,000              2,000,000               2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000                 5,000,000              5,000,000               5,000,000
Issued and fully-paid:
Ordinary shares in issue
275,168,569
265,117,213               264,611,494          275,168,569           264,611,494
A redeemable preference shares
2,000,000
2,000,000                   2,000,000              2,000,000              2,000,000
B redeemable preference shares
778,896
778,896                     778,896                 778,896                 778,896
Weighted average number of ordinary shares for the period
Basic ordinary shares
273,028,361
265,064,368                264,556,116           269,068,365           264,522,557
Diluted number of ordinary shares
273,450,168
265,574,084                265,101,415           269,631,923           265,069,987
During the quarter, 9,970,732 ordinary shares were allotted in terms of the subscription offer for cash, as approved by shareholders in general meeting on 10 April 2006, while 80,624 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.
10.
Share capital and premium
As at
As at
Jun
2006
Mar
2006
Jun
2005
Dec
2005
Jun
2006
Mar
2006
Jun
2005
Dec
2005
Unaudited                                 Audited                             Unaudited                                  Audited
SA Rand million US Dollar million
Balance at beginning of period
19,047
19,047 18,987 18,987
3,002
3,002 3,364 3,364
Ordinary shares issued
3,018
23 19 60
504
4 3 9
Translation – – – –
(418)
85
(524)                (371)
Balance at end of period
22,065
19,070 19,006 19,047
3,088
3,091 2,843 3,002
Rounding of figures may result in computational discrepancies.

11.
Retained earnings and other reserves
Retained
Earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains
(losses)
Other
Comprehen-
sive
income
Total
SA Rand million
Balance at December 2004
3,379 138
(3,552)                     (122)                   (1,040)                   (1,197)
Actuarial gains and losses recognised – – – 40 – 40
Deferred taxation recognised directly in equity – – – (13) – (13)
Profit attributable to equity shareholders 616 – – – – 616
Dividends (476) – – – – (476)
Net gain on cash flow hedges removed from
equity and reported in income
– – – – (93) (93)
Net loss on cash flow hedges – – – – (116) (116)
Deferred taxation on cash flow hedges – – – – 195 195
Loss on available for sale financial assets – – – – (2) (2)
Translation – – 2,657 (1) (200) 2,456
Balance at June 2005
3,519
138
(895)
(96)
(1,256)
1,410
Balance at December 2005
1,191 138
(1,910)                      (227)                  (1,655)                   (2,463)
Loss attributable to equity shareholders (2,121) – – – – (2,121)
Dividends (164) – – – – (164)
Net loss on cash flow hedges removed from
equity and reported in income
– – – – 609 609
Net loss on cash flow hedges – – – – (1,712) (1,712)
Deferred taxation on cash flow hedges – – – – 343 343
Gain on available for sale financial assets – – – – 8 8
Share-based payment expense – – – – 15 15
Translation – – 2,536 1 (109) 2,428
Balance at June 2006
(1,094)
138
626
(226)
(2,501)
(3,057)
US Dollars million
Balance at December 2004
286 24
(317)                      (22)                      (184)                      (213)
Actuarial gains and losses recognised – – – 7 – 7
Deferred taxation recognised directly in equity – – – (2) – (2)
Profit attributable to equity shareholders 118 – – – – 118
Dividends                                                                                                (80)
– – – – (80)
Net gain on cash flow hedges removed from
equity and reported in income
– – – – (11) (11)
Net loss on cash flow hedges – – – – (17) (17)
Deferred taxation on cash flow hedges – – – – 28 28
Loss on available for sale financial assets – – – – (2) (2)
Translation – (3) 385 3 (2) 383
Balance at June 2005
324
21
68
(14)
(188)
211
Balance at December 2005
(46)                           22
(67)                        (36)                      (261)                     (388)
Loss attributable to equity shareholders (240) – – – – (240)
Dividends                                                                                                (26)
– – – – (26)
Net loss on cash flow hedges removed
from equity and reported in income
– – – – 95 95
Net loss on cash flow hedges – – – – (240) (240)
Deferred taxation on cash flow hedges – – – – 40 40
Gain on available for sale financial assets – – – – 1 1
Share-based payment expense – – – – 2 2
Translation – (3) 314 4 13 328
Balance at June 2006
(312)
19
247
(32)
(350)
(428)
Rounding of figures may result in computational discrepancies.

12.      Minority interests
As at
As at
Jun
2006
Mar
2006
Jun
2005
Dec
2005
Jun
2006
Mar
2006
Jun
2005
Dec
2005
Unaudited                                 Audited                              Unaudited                                 Audited
SA Rand million US Dollar million
Balance at beginning of year
374
374 327 327
59
59 58 58
Attributable profit
98
40 74 146
16
6 12 23
Dividends paid
(88)
(18)               (43)              (125)                  (14)
(3)                 (7)                (20)
Net loss on cash flow hedges removed from
equity and reported in income
5
2 2 4
1
– – 1
Net loss on cash flow hedges
(12)
(7)                  –
(9)                       (2)
(1)                   – (2)
Translation
42
(7) 41 31
(1)
1 (3)                  (1)
Balance at end of period
419
384 401 374
59
62 60 59
13.      Exchange rates
Jun
2006
Mar
2006
Dec
2005
Jun
2005
Unaudited Unaudited Audited Unaudited
Rand/US dollar average for the period
6.31
6.15                               6.37                               6.21
Rand/US dollar average for the quarter
6.46
6.15                              6.53                                6.41
Rand/US dollar closing
7.15
6.17                              6.35                                6.68
Rand/Australian dollar average for the period
4.69
4.55                              4.85                                4.80
Rand/Australian dollar average for the quarter
4.83
4.55                              4.86                                4.93
Rand/Australian dollar closing
5.31
4.39                              4.65                                 5.06
14.      Capital commitments
Jun
2006
Mar
2006
Jun
2005
Dec
2005
Jun
2006
Mar
2006
Jun
2006
Dec
2005
Unaudited Audited Unaudited Audited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts
at the prevailing rate of exchange
2,726
2,101             1,312             1,182              382
341              196                  186
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependant upon cash generated from the
South African operations, borrowing facilities and cash distributions from offshore operations.
Cash generated from the South African operations fund to a large extent the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.
The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from joint venture partners are subject to consent and co-operation from those joint venture partners.
The group’s current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.
Rounding of figures may result in computational discrepancies.

15.
Contingent liabilities
AngloGold Ashanti’s contingent liabilities at 30 June 2006 are detailed below:
Water pumping cost – South Africa – The South African Department of Water Affairs and Forestry (DWAF) issued a directive on 1 November 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary)
Limited, Simmer and Jack Mines Limited (collectively known as Simmers who have purchased Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold
Mining Company to share equally, the costs of pumping water at Stilfontein’s Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold’s threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the
North West operations, into liquidation on 22 March 2005. Simmers have purchased the Buffelsfontein shafts and have assumed the water management liabilities associated with the Buffelsfontein shafts. The directive also orders the mining companies to submit an agreement and a joint proposal towards the long-term sustainable management of water arising from the mining activities in the area.
The mining companies have signed and submitted Settlement and Shareholders’ Agreements to DWAF. The
mining companies and government are in the process of discussing the fulfilment of the conditions precedent in the Agreements. The Settlement Agreement describes the formation of a “New Water Company”, which will take over the running of the Margaret Shaft from the Stilfontein Gold Mining Company. The state has requested that the new company be a Section 21 “not for profit company” in order for it to qualify for reduced water tariffs. The new company will be responsible for the operation of the shaft and the operation of all pumping equipment at the shaft in order to transfer all fissure water to surface on a daily basis. Each of the three companies has agreed to provide one third of the start up capital required on loan account to the New Water Company. The mining companies will each contribute a maximum of R18 million capital in the aggregate over a 3-year period. Any additional working or other capital costs required by the New Water Company will be borrowed or otherwise obtained from outside sources. In other words the mining companies are not obliged to contribute more than the
R18 million capital. Each of the mining companies must agree with the contents of a business plan for the New
Water Company. The mining companies will not have any obligation whatsoever to approve of the Business Plan unless they are satisfied that the New Water Company will be able to conduct and continue conducting business on a viable and sustainable basis without any funding being required from the mining companies other than the
R18 million capital provided for in the agreement. At present it is estimated that a total finance of R54 million is required for the Margaret Shaft over a three-year period. The Shareholders Agreement provides for the formation of the New Water Company, with each mining company nominating two directors each.
Stilfontein, the owner of the Margaret and Scott Shafts has been placed in provisional liquidation on the application of a creditor, Mining Reclamation Services (Pty) Limited. The Master of the High Court has appointed
4 (four) liquidators. During a meeting held on 21 July the mining companies were advised that Stilfontein was deregistered as a company at the Company Registrar’s office after it was placed in provisional liquidation. It is uncertain whether the deregistration takes precedence over the provisional liquidation. Should deregistration of
Stilfontein be valid then ownership in the assets of the company vest in the State. If this is the case then the
State is free to grant the New Water Company access to Margaret and Scott Shafts. However should the liquidation take precedence over the deregistration then the mining companies will consider purchasing the
Margaret and Scott Shafts from the liquidators at a nominal cost or the cost may be defrayed by the claims that the mining companies have as creditors of Stilfontein.
AngloGold Ashanti believes that it is not liable to fund these pumping costs but cannot provide any assurances regarding the ultimate result until the matter has been settled.
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Retrenchment costs – South Africa – Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have had their service contracts terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and the attendant environmental obligations which are expected to be completed by 2012. The retained employees may resign, be transferred within the Group, attain retirement age or be retrenched as their current position is made redundant. AngloGold
Ashanti is currently unable to determine the effect, if any, of any potential retrenchment costs.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($14m). The suretyship agreements have a termination notice period of 90 days.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The Serra Grande Joint Venture is co-owned with Kinross Gold Corporation. The company manages the operation and its attributable share of the assessment is approximately $29 million. The company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.
Litigation with mining contractor and non-payment of receivable – Ghana
·      A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of the group. If successful, there is a risk of some employees claiming rights to share options;
·      Bayswater Construction and Mining Limited (BCM) have instituted court proceedings against the Bibiani mine (AGBL), claiming $5m pertaining to a contractual dispute. This matter is currently stayed on technical grounds to the effect that the litigation cannot commence until arbitration has been concluded. A provision of $2m has been made;
·     BCM has instituted a claim against the Bibiani mine relating to a wall slip to which BCM considered that they had an exclusive right under their contract to repair. AGBL awarded the repair to a third party. The potential liability amounts to $1m.
Capital cost of water pipelines and electricity supply – Namibia – A potential liability of approximately $1m exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline and electricity supply in the event of mine closure prior to 2019.
16.
Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
·       Reimbursable value added tax due from the Malian government, for the company amount to an attributable
        $30m at 30 June 2006 (31 March 2006: attributable $27m). The last audited value added tax return was for the period ended 30 June 2005 and at that date an attributable $20m was still outstanding and an attributable $10m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
·       Reimbursable fuel duties from the Malian government, for the company amount to an attributable $14m at
        30 June 2006 (31 March 2006: attributable $14m). Fuel duties are required to be submitted before
        31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $7m which is still outstanding, whilst an attributable $7m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the
        Malian government in terms of the previous authorisations.
The government of Mali is a shareholder in all the Malian entities and has provided a repayment plan for the amounts due.

17.     Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.
18.      Borrowings
AngloGold Ashanti's borrowings are interest bearing.
19.      Announcements
On 10 May 2006, AngloGold Ashanti announced that Kelvin Williams retired from the board effective 6 May 2006.
On 1 June 2006, AngloGold Ashanti and Bema Gold Corporation announced that they are to form a new company which will jointly explore a select group of AngloGold Ashanti’s mineral opportunities located in Northern
Colombia, with initial work focused on the La Mina and El Pino targets. As part of the agreement, AngloGold
Ashanti has initially agreed to provide a minimum of eight exploration properties while Bema will provide a minimum of $5m in exploration funding.
On 15 June 2006, AngloGold Ashanti announced the signature of a Letter of Intent with International Tower Hill
Mines Ltd. (ITH), for the sale and option of AngloGold Ashanti’s 100% interest in six Alaskan mineral exploration properties and associated databases to ITH. ITH will issue to AngloGold Ashanti, 19.99% of its issued shares following the acquisition and the completion of equity financing to raise a minimum of $10m for future exploration activities. ITH will be required to raise an additional approximate $6m either prior to or concurrently with the closing of the deal with AngloGold Ashanti. AngloGold Ashanti will also grant to ITH, the exclusive option to acquire a 60% interest in each of its LMS and Terra projects by incurring $3m of exploration expenditure on each project within four years of the grant date of the option, following which AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.
On 14 July 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Antofagasta PLC to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits. AngloGold
Ashanti will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while Antofagasta will commit to fund a minimum of $1.3m of exploration within 12 months of the signing of the agreement, with an option to invest an additional $6.7m within four years in order to earn-in to
50% of the joint venture. Both AngloGold Ashanti and Antofagasta will have the right to increase their interests by
20% in copper-dominant and gold-dominant properties subject to certain conditions.
20.      Dividend
The directors have today declared Interim Dividend No. 100 of 210 (Interim Dividend No. 98: 170) South African
cents per ordinary share for the six months ended 30 June 2006. In compliance with the requirements of
STRATE, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2006
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 10 August
Last date to trade ordinary shares cum dividend Friday, 11 August
Last date to register transfers of certificated securities cum dividend Friday, 11 August
Ordinary shares trade ex dividend Monday, 14 August
Record date Friday, 18 August
Payment date Friday, 25 August

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with the further requirements of STRATE, between Monday, 14 August 2006 and Friday, 18 August
2006, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2006
Ex dividend on New York Stock Exchange Wednesday, 16 August
Record date Friday, 18 August
Approximate date for currency conversion Friday, 25 August
Approximate payment date of dividend Monday, 4 September
Assuming an exchange rate of R7.025/$1, the dividend payable on an ADS is equivalent to 29.89 US cents. This compares with the interim dividend of 26.095 US cents per ADS paid on 6 September 2005. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2006
Last date to trade and to register GhDSs cum dividend Friday, 11 August
GhDSs trade ex dividend Monday, 14 August
Record date Friday, 18 August
Approximate payment date of dividend Monday, 28 August
Assuming an exchange rate of R1/¢1,308.19 the dividend payable per GhDS is equivalent to 27.47 cedis. This compares with the interim dividend of 23.818cedis per GhDS paid on 29 August 2005. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.
By order of the Board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
26 July 2006

Development
for the quarter ended 30 June 2006
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Statistics are shown in metric units
Advanced
Sampled
metres
Sampled
Ave. channel
gold
uranium
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
3,717 434 133.0 25.44 3,384 1.06 140.65
Kopanang Mine
Vaal reef
5,707 762 13.1 136.79 1,792 11.13 145.84
Tau Lekoa Mine
Ventersdorp Contact reef
1,890 496 103.7 7.97 826 0.01 1.42
Moab Khotsong Mine
Vaal reef
4,402 116 113.7 29.53 3,358 1.42 161.00
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
319 - - - - - -
Carbon Leader reef 2,973 - - - - - -
Savuka Mine
Ventersdorp Contact reef
- - - - - - -
Carbon Leader reef 148 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
3,922 486 85.1 22.34 1,901 - -
AUSTRALIA
Sunrise Dam
861 861 - 8.21 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
2,313 308 7.3 - - - -
Córrego do Sitio 216 240 6.6 - - - -
Lamego 276 110 2.6 - - - -
Serra Grande
Mina III
804 484 4.6 - - - -
Mina Nova 52 - - - - - -
GHANA
Obuasi
6,032 1,986 1690.0* 8.76 - - -
Statistics are shown in imperial units
Advanced
Sampled
feet
Sampled
Ave. channel
gold
uranium
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
12,195 1,424 52.36 0.74 3.24 2.12 9.25
Kopanang Mine
Vaal reef
18,724 2,500 5.16 3.99 1.71 22.26 9.57
Tau Lekoa Mine
Ventersdorp Contact reef
6,199 1,627 40.83 0.23 0.79 0.02 0.07
Moab Khotsong Mine
Vaal reef
14,442 381 44.76 0.86 3.21 2.84 10.59
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
1,047 - - - - - -
Carbon Leader reef 9,755 - - - - - -
Savuka Mine
Ventersdorp Contact reef
- - - - - - -
Carbon Leader reef 484 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
12,868 1,594 33.50 0.65 1.82 - -
- -
AUSTRALIA
- -
Sunrise Dam
2,825 2,825 - 0.24 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
7,587 1,009 2.87 - - - -
Córrego do Sitio 710 787 2.60 - - - -
Lamego 904 359 1.02 - - - -
Serra Grande
Mina III
2,636 1,586 1.81 - - - -
Mina Nova 171 - - - - - -
GHANA
Obuasi
19,790 6,515 665.4* 0.26 - - -
* Average ore body width

Segmental reporting
for the quarter ended 30 June 2006
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million
US Dollar million
Gold income
South Africa
2,191
1,931 1,953 4,122 3,600
338
314 303 652 577
Argentina
276
168 142 444 293
42
27 22 70 47
Australia
465
309 413 774 750
72
50 64 122 120
Brazil
367
304 270 671 517
57
49 42 106 83
Ghana
391
453 454 844 863
60
73 71 134 139
Guinea
224
188 229 412 347
34
30 36 65 55
Mali
544
445 358 990 691
85
72 55 157 111
Namibia
82
74 49 157 102
13
12 8 25 16
Tanzania
173
246 381 418 788
26
40 59 66 127
USA
85
129 155 214 310
13
21 24 34 50
4,798
4,246 4,404 9,044 8,261
740
690 684 1,430 1,326
Gross profit (loss) adjusted
for the effect of unrealised
non-hedge derivatives
South Africa
1,145
623 336 1,768 549
174
101 52 276 88
Argentina
123
55 44 178 105
19
9 7 28 17
Australia
242
133 131 375 211
37
22 21 59 34
Brazil
225
134 137 359 272
35
22 21 56 44
Ghana
(43)
35 (21) (9) (13)
(7)
5 (3) (2) (2)
Guinea
27
29 71 56 86
4
5 11 9 13
Mali
268
179 104 448 201
41
30 16 71 32
Namibia
37
33 (6) 70 (5)
6
5 (1) 11 (1)
Tanzania
19
15 (56) 34 7
3
2 (9) 5 2
USA
(33)
10 16 (23) 57
(5)
2 2 (3) 9
Other
(22)
2 9 (19) (29)
(2)
- - (3) (6)
1,988
1,248 765 3,237 1,441
305
202 117 507 230
Cash gross profit (loss)
1
South Africa
1,520
981 585 2,500 1,041
232
159 91 392 166
Argentina
168
100 81 268 177
26
16 13 42 29
Australia
298
175 189 472 324
46
28 30 74 52
Brazil
264
169 172 434 337
41
28 27 68 54
Ghana
100
181 86 282 192
15
29 13 45 31
Guinea
77
84 107 162 133
12
14 16 26 21
Mali
336
232 170 569 336
52
38 26 90 53
Namibia
50
42 (1) 92 6
8
7 - 15 1
Tanzania
68
65 23 133 176
10
10 3 21 29
USA
64
61 79 125 177
10
10 12 20 28
Other
(8)
18 28 8 5
-
3 3 2 1
2,937
2,108 1,519 5,045 2,904
452
342 235 794 465
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the definition Rounding of figures may result in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

Segmental reporting (continued)
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold production
South Africa
20,150
18,963 20,604 39,112 41,336
648
610 662 1,257 1,329
Argentina
2,004
1,632 1,591 3,636 3,370
64
52 51 117 108
Australia
3,516
2,821 4,063 6,337 8,127
113
91 131 204 261
Brazil
2,526
2,263 2,660 4,789 5,188
81
73 86 154 167
Ghana
4,552
4,896 5,341 9,448 10,654
146
157 172 304 343
Guinea
1,826
1,776 2,486 3,602 3,831
59
57 80 116 123
Mali
4,533
4,028 4,139 8,561 8,119
146
130 133 275 261
Namibia
684
678 560 1,362 1,156
22
22 18 44 37
Tanzania
2,203
2,626 5,133 4,829 11,097
71
84 165 155 357
USA
2,030
1,984 2,215 4,014 4,723
65
64 71 129 152
44,024
41,667 48,792 85,691 97,600
1,415
1,340 1,569 2,755 3,138
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million
US Dollar million
Capital expenditure
South Africa
472
407 527 879 1,008
73
66 82 139 162
Argentina
12
45 37 57 59
2
7 6 9 10
Australia
66
60 60 127 106
10
10 9 20 17
Brazil
309
220 132 530 195
48
36 21 84 31
Ghana
161
106 130 267 224
25
17 20 42 36
Guinea
28
29 67 58 161
4
5 10 9 26
Mali
10
6 18 15 41
2
1 3 2 7
Namibia
5
5 14 10 18
1
1 2 2 3
Tanzania
84
52 63 135 80
13
8 10 21 13
USA
16
27 14 43 23
2
4 2 7 4
Other
5
4 7 9 17
1
1 1 2 2
1,168
961 1,068 2,130 1,932
181
156 167 337 311
As at
As at
As at
As at
As at
As at
As at
As at
June
March
June
December
June
March
June
December
2006
2006
2005
2005
2006
2006
2005
2005
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
Total assets
South Africa
15,927
15,546 14,753 15,554
2,229
2,520 2,207 2,451
Argentina
1,965
1,676 1,866 1,635
275
272 279 258
Australia
5,978
4,824 4,665 4,738
837
782 698 747
Brazil
3,535
2,767 2,392 2,449
495
449 358 386
Ghana
13,023
11,130 12,102 11,419
1,823
1,804 1,811 1,800
Guinea
2,045
1,729 1,817 1,735
286
280 272 273
Mali
2,273
1,984 2,168 2,007
318
322 324 316
Namibia
360
329 210 289
50
53 31 46
Tanzania
9,151
7,810 7,109 7,924
1,281
1,266 1,064 1,249
USA
3,179
2,682 2,946 2,734
445
435 441 431
Other
3,348
2,337 2,305 2,138
468
378 345 337
60,784
52,814 52,333 52,622
8,507
8,561 7,830 8,294
Rounding of figures may result in computational discrepancies.
SA Rand million
US Dollar million
kg
oz (000)

Non-GAAP disclosure
A
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Headline (loss) earnings (note 8)
(1,086)
(1,067) 661 (2,154) 765
(60)
(184) 112 (244) 143
Unrealised non-hedge derivatives loss (gain)(note C)
2,583
1,566 (166) 4,149 255
280
264 (37) 544 19
Deferred tax on unrealised non-hedge
derivatives (note 6)
(426)
(202) 105 (628) 47
(55)
(33) 16 (88) 7
Fair adjustment on option component of convertible
bond
(158)
233 (79) 75 (194)
(25)
39 (13) 14 (32)
Fair value (loss) gain on interest rate swap
-
- (11) - 5
-
- (2) - 1
Deferred tax on interest rate swap
-
- (2) - -
-
- - - -
Headline earnings before unrealised non-hedge
derivatives, fair value gain (loss) on convertible
bond and interest rate swaps
(2)
911
530 509 1,442 877
140
86 77 226 138
Cents per share
(1)
Headline earnings adjusted for the effect of
unrealised non-hedge derivatives, fair value (loss)
gain on convertible bond and interest rate swaps
(2)
334
200 192 536 332
51
32 29 84 52
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps, is intended to illustrate earnings after adjusting for:
  positions settled in the period; and
- Investment in hedge restructure transaction: During the hedge restructure in the quarters ended 31 December 2004 and 31 Mar, 2005, $83m and $69m in cash was injected into the hedge book to increase the value of long-dated contracts. This investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the long-dated contracts are settled.
B
Gross profit adjusted for the effect of unrealised non-hedge derivatives
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Reconciliation of gross (loss) profit to gross profit
adjusted for the effect of unrealised non-hedge
derivatives:
Gross (loss) profit
(594)
(318) 931 (912) 1,186
25
(61) 154 (37) 211
Unrealised non-hedge derivatives (note C)
2,583
1,566 (166) 4,149 255
280
264 (37) 544 19
Gross profit adjusted for the effect of unrealised
non-hedge derivatives
1,988
1,248 765 3,237 1,441
305
202 117 507 230
Rounding of figures may result in computational discrepancies.
SA Rand / Metric US Dollar / Imperial
Six months ended
Unaudited Unaudited
Quarter ended
From time to time AngolGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of our financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain non-GAAP performance measures and ratios in managing our business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, our presentation of these measures may not be comparable to similarly titled measures other companies use.
SA Rand / Metric US Dollar / Imperial
Six months ended
Quarter ended
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the
- The unrealised fair value change on the option component of the convertible bond.
Quarter ended
Six months ended
Quarter ended
Six months ended
Unaudited Unaudited

Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
C
Non-hedge derivative (loss) gain is summarised as follows:
Realised non-hedge derivative gain (loss)
736
466 (18) 1,202 215
112
76 (2) 187 37
Unrealised non-hedge derivative (loss) gain
(2,583)
(1,566) 166 (4,149) (255)
(280)
(264) 37 (544) (19)
Non-hedge derivative (loss) gain per income
statement
(1,847)
(1,100) 147 (2,947) (40)
(169)
(188)
35
(357)
18
D
Price received
Gold income per income statement
4,798
4,246 4,404 9,044 8,261
740
690 684 1,430 1,326
Adjusted for minority interests
(214)
(162) (146) (376) (267)
(34)
(27) (24) (60) (46)
4,584
4,084 4,258 8,668 7,994
706
663 660 1,370 1,280
Realised non-hedge derivatives
736
466 (18) 1,202 215
112
76 (2) 187 37
5,320
4,550 4,240 9,870 8,209
818
739 658 1,557 1,317
Attributable gold sold - kg / - oz (000)
42,424
42,164 48,560 84,588 96,873
1,364
1,356 1,561 2,720 3,115
Revenue price per unit - R/kg / -$/oz
125,409
107,903 87,314 116,683 84,739
600
545 422 573 423
E
Total costs
Total cash costs (note 3)
2,881
2,572 2,836 5,453 5,587
445
419 443 864 901
Adjusted for minority interests and non-gold producing
companies
(95)
(38) (38) (133) (115)
(14)
(6) (6) (20) (19)
Total cash costs adjusted for minority interests
and non-gold producing companies
2,786
2,534 2,798 5,320 5,472
431
413 437 844 882
Retrenchment costs (note 3)
13
12 31 25 46
2
2 5 4 7
Rehabilitation and other non-cash costs (note 3)
25
39 49 64 94
4
6 8 10 15
Amortisation of tangible assets (note 3)
951
859 787 1,810 1,519
147
140 123 286 244
Amortisation of intangible assets (note 3)
3
3 3 6 6
-
- - 1 1
Adjusted for minority interests and non-gold producing
companies
(29)
(27) (22) (56) (43)
(4)
(4) (4) (8) (6)
Total production costs adjusted for minority
interests and non-gold producing companies
3,749
3,420 3,646 7,169 7,094
580
557 569 1,137 1,143
Gold produced - kg / - oz (000)
44,024
41,667 48,792 85,691 97,600
1,415
1,340 1,569 2,755 3,138
Total cash cost per unit - R/kg / -$/oz
63,276
60,815 57,351 62,079 56,064
305
308 278 306 281
Total production cost per unit - R/kg / -$/oz
85,168
82,079 74,728 83,666 72,683
410
416 363 413 364
F
Cash gross profit
Gross profit adjusted for the effect of unrealised
non-hedge derivatives (note B)
1,988
1,248 765 3,237 1,441
305
202 117 507 230
Amortisation of tangible assets (note 3)
951
859 787 1,810 1,519
147
140 123 286 244
Amortisation of intangible assets (note 3)
3
3 3 6 6
-
- - 1 1
Non-cash revenues
(5)
(2) (36) (8) (62)
(1)
- (5) (1) (10)
2,937
2,108 1,519 5,045 2,904
452
342 235 794 465
G EBITDA
Operating (loss) profit per income statement
(900)
(563) 654 (1,463) 708
(22)
(101) 111 (123) 135
Amortisation of tangible assets (note 3)
951
859 787 1,810 1,519
147
140 123 286 244
Amortisation of intangible assets (note 3)
3
3 3 6 6
-
- - 1 1
Impairment of tangible assets (note 5)
-
2 45 3 45
-
- 7 - 7
Unrealised non-hedge derivatives (note C)
2,583
1,566 (166) 4,149 255
280
264 (37) 544 19
Profit on disposal of assets (note 5)
(47)
(6) (4) (52) (1)
(7)
(1) - (8) -
Share of associates' EBITDA
(1)
(3) 3 (4) 4
-
- - (1) 1
2,590
1,859 1,323 4,448 2,535
398
302 204 700 406
Rounding of figures may result in computational discrepancies.
Unaudited Unaudited
SA Rand / Metric US Dollar / Imperial
Quarter ended
Six months ended
Quarter ended
Six months ended

Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
H
Interest cover
EBITDA
2,590
1,859 1,323 4,448 2,535
398
302 204 700 406
Finance costs and unwinding of decommissioning
and restoration obligations per income statement
209
210 159 419 308
32
34 25 67 50
Capitalised finance costs
19
9 27 28 51
3
1 4 4 8
228
219 186 447 359
35
36 29 71 58
Interest cover - times
11.35
8.49 7.10 9.95 7.07
11.29
8.48 7.02 9.88 7.03
I
Free cash flow
Net cash inflow from operating activities per cash flow
1,963
1,453 1,075 3,415 1,777
302
236 175 538 289
Stay-in-business capital expenditure
(696)
(623) (612) (1,320) (1,144)
(108)
(101) (95) (209) (184)
1,267
830 463 2,095 633
195
134 80 329 105
As at
As at
As at
As at
As at
As at
As at
As at
Jun
Mar
Jun
Dec
Jun
Mar
Jun
Dec
2006
2006
2005
2005
2006
2006
2005
2005
J
Net asset value - cents per share
Total equity per balance sheet
19,427
14,854 20,817 16,958
2,719
2,408 3,114 2,673
Number of ordinary shares in issue - millions (note 9)
275
265 265 265
275
265 265 265
Net asset value - cents per share
7,060
5,603 7,867 6,401
988
908 1,177 1,009
Total equity per balance sheet
19,427
14,854 20,817 16,958
2,719
2,408 3,114 2,673
Intangible assets per balance sheet
(2,873)
(2,419) (2,727) (2,533)
(402)
(392) (408) (399)
16,554
12,435 18,090 14,425
2,317
2,016 2,706 2,274
Number of ordinary shares in issue - millions (note 9)
275
265 265 265
275
265 265 265
Net tangible asset value - cents per share
6,016
4,690 6,836 5,445
842
760 1,023 858
K
Net debt
Borrowings - long-term portion per balance sheet
9,375
10,798 10,500 10,825
1,312
1,750 1,571 1,706
Borrowings - short term portion per balance sheet
465
871 1,141 1,190
65
141 171 188
Total borrowings
9,840
11,669 11,641 12,015
1,377
1,891 1,742 1,894
Cash and cash equivalents per balance sheet
(2,450)
(1,419) (1,644) (1,328)
(343)
(230) (246) (209)
Net debt
7,390
10,250 9,997 10,687
1,034
1,661 1,496 1,685
Rounding of figures may result in computational discrepancies.
Unaudited Unaudited
Unaudited Unaudited
SA Rand / Metric US Dollar / Imperial
SA Rand / Metric US Dollar / Imperial
Quarter ended
Six months ended
Quarter ended
Six months ended

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
SA Rand / US Dollar
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICA
472
407
527
879
73
66
82
139
Vaal River
Great Noligwa
56 52 49 109 9 9 8 17
Kopanang 52 56 60 108 8 9 9 17
Tau Lekoa 13 20 19 33 2 3 3 5
Surface Operations 22 13 40 35 3 2 6 5
Moab Khotsong 138 112 152 250 21 18 24 40
West Wits
Mponeng 69
64 70 133 11 10 11 21
Savuka 4 - 15 4 1 - 2 1
TauTona 118 90 122 208 18 15 19 33
ARGENTINA
12
45
37
57
2
7
6
9
Cerro Vanguardia - Attributable 92.50% 11 42 34 53 2 7 5 8
Minorities and exploration 1 3 3 4 - - 1 1
AUSTRALIA
66
60
60
127
10
10
9
20
Sunrise Dam 41 39 54 80 6 6 8 13
Boddington 24 21 6 46 4 4 1 7
Exploration 1 - - 1 - - - -
BRAZIL
309
220
132
530
48
36
21
84
AngloGold Ashanti Mineração 277 196 111 473 43 32 18 75
Serra Grande - Attributable 50% 15 11 10 25 2 2 2 4
Minorities and exploration 17 13 10 32 3 2 1 5
GHANA
161
106
130
267
25
17
20
42
Bibiani - 1 17 1 - - 3 -
Iduapriem - Attributable 85% 3 1 5 4 - - 1 1
Obuasi 156 101 105 257 24 16 17 41
Minorities and exploration 2 3 3 5 1 1 - -
GUINEA
28
29
67
58
4
5
10
9
Siguiri - Attributable 85% 24 25 57 49 4 4 9 8
Minorities and exploration 4 4 10 9 - 1 1 1
MALI
10
6
18
15
2
1
3
2
Morila - Attributable 40% 1 2 - 3 - - - 1
Sadiola - Attributable 38% 7 4 13 11 1 1 2 2
Yatela - Attributable 40% 1 - 5 1 - - 1 -
NAMIBIA
5
5
14
10
1
1
2
2
Navachab 5 5 14 10 1 1 2 2
TANZANIA
84
52
63
135
13
8
10
21
Geita 84 52 63 135 13 8 10 21
USA
16
27
14
43
2
4
2
7
Cripple Creek & Victor J.V. 16 27 14 43 2 4 2 7
Minorities and exploration - - - - - - - -
OTHER
5
4
7
9
1
1
1
2
ANGLOGOLD ASHANTI
1,168
961
1,068
2,130
181
156

Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA
20,150
18,963
20,604
39,112
Vaal River
Great Noligwa
8.11 8.57 9.49 8.34 4,767 5,013 5,401 9,780
Kopanang 7.19 6.83 6.95 7.02 3,561 3,220 3,659 6,781
Tau Lekoa 3.61 3.57 4.18 3.59 1,289 1,438 2,126 2,727
Surface Operations 0.50 0.45 0.48 0.48 970 663 666 1,634
Moab Khotsong 6.83 7.14 - 6.97 338 292 - 630
West Wits
Mponeng 10.38
9.83 9.50 10.12 4,853 4,269 3,968 9,122
Savuka 7.17 7.76 5.93 7.45 653 653 1,038 1,306
TauTona
2
9.70 9.24 9.45 9.47 3,718 3,413 3,747 7,132
ARGENTINA
2,004
1,632
1,591
3,636
Cerro Vanguardia - Attributable 92.50% 8.92 7.95 7.91 8.46 2,004 1,632 1,591 3,636
AUSTRALIA
3,516
2,821
4,063
6,337
Sunrise Dam
3
3.27 2.86 4.28 3.07 3,516 2,821 4,063 6,337
BRAZIL
2,526
2,263
2,660
4,789
AngloGold Ashanti Mineração
2
7.45 8.01 6.96 7.69 1,766 1,513 1,908 3,279
Serra Grande - Attributable 50% 7.50 7.58 8.04 7.54 760 750 751 1,510
GHANA
4,552
4,896
5,341
9,448
Bibiani
5
0.47 0.79 - 0.63 274 476 931 749
Iduapriem
3
- Attributable 85%
1.77 1.74 1.72 1.76 1,265 1,351 1,244 2,616
Obuasi
2
4.33 4.58 4.95 4.45 3,013 3,069 3,166 6,082
GUINEA
1,826
1,776
2,486
3,602
Siguiri
3
- Attributable 85%
1.16 1.01 1.35 1.08 1,826 1,776 2,486 3,602
MALI
4,533
4,028
4,139
8,561
Morila - Attributable 40% 4.22 4.03 5.51 4.12 1,684 1,689 2,095 3,374
Sadiola - Attributable 38% 3.50 3.11 3.02 3.32 1,607 1,316 1,339 2,922
Yatela
4
- Attributable 40% 4.92 4.53 2.51 4.72 1,242 1,023 705 2,265
NAMIBIA
684
678
560
1,362
Navachab 2.15 2.15 1.98 2.15 684 678 560 1,362
TANZANIA
2,203
2,626
5,133
4,829
Geita 1.50 2.12 3.34 1.78 2,203 2,626 5,133 4,829
USA
2,030
1,984
2,215
4,014
Cripple Creek & Victor J.V.
4
0.54 0.50 0.62 0.52 2,030 1,984 2,215 4,014
ANGLOGOLD ASHANTI
44,024
41,667
48,792
85,691
Underground Operations 7.24 7.12 7.26 7.19 24,379 23,055 25,175 47,434
Surface and Dump Reclamation 0.50 0.55 0.49 0.52 1,663 1,517 927 3,180
Open-pit Operations 2.27 2.21 2.90 2.24 14,415 13,726 18,856 28,141
Heap leach Operations
1
0.83 0.81 0.77 0.82 3,567 3,369 3,835 6,936
44,024
41,667
48,792
85,691
1
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
3
The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.
2
The yield of TauTona, AngloGold Ashanti Mineração and Obuasi represents
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold underground operations.
placed/tonnes placed.
5
The yield of Bibiani represents surface and dump reclamation.
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA
264
244
249
254
19,488
18,886
20,585
38,374
Vaal River
Great Noligwa
242 258 263 250 4,606 4,983 5,399 9,588
Kopanang 227 211 236 219 3,452 3,201 3,659 6,654
Tau Lekoa 152 139 169 145 1,253 1,431 2,125 2,684
Surface Operations 1,263 892 730 1,081 928 659 666 1,587
Moab Khotsong 128 89 - 106 328 290 - 618
West Wits
Mponeng                                                                       349
311 280 330 4,692 4,261 3,970 8,954
Savuka                                                                            207
212 134 210 646 652 1,026 1,298
TauTona                                                                        308
285 328 297 3,584 3,408 3,740 6,992
ARGENTINA
1,145
935
911
1,040
2,122
1,566
1,540
3,689
Cerro Vanguardia - Attributable 92.50% 1,145 935 911 1,040 2,122 1,566 1,540 3,689
AUSTRALIA
2,646
2,112
3,149
2,378
3,496
2,824
4,067
6,320
Sunrise Dam 3,031 2,445 3,558 2,739 3,496 2,824 4,067 6,320
BRAZIL
596
542
666
569
2,551
2,558
2,587
5,109
AngloGold Ashanti Mineração 511 443 590 477 1,750 1,813 1,813 3,563
Serra Grande - Attributable 50% 971 988 992 980 801 745 774 1,546
GHANA
283
284
224
283
4,024
4,875
5,389
8,899
Bibiani 572 944 725 762 221 476 931 697
Iduapriem - Attributable 85% 611 650 584 630 1,130 1,351 1,263 2,481
Obuasi 223 209 155 216 2,673 3,048 3,196 5,721
GUINEA
447
474
774
460
1,826
1,776
2,326
3,602
Siguiri - Attributable 85% 447 474 774 460 1,826 1,776 2,326 3,602
MALI
1,949
1,702
2,077
1,824
4,177
4,039
4,008
8,216
Morila - Attributable 40% 2,010 1,944 3,742 1,976 1,520 1,640 2,025 3,161
Sadiola - Attributable 38% 1,954 1,567 1,757 1,758 1,542 1,313 1,299 2,855
Yatela - Attributable 40% 1,865 1,555 1,050 1,711 1,115 1,086 683 2,201
NAMIBIA
747
698
596
722
629
680
558
1,308
Navachab 747 698 596 722 629 680 558 1,308
TANZANIA
470
597
1,282
531
2,100
2,929
5,273
5,030
Geita 470 597 1,282 531 2,100 2,929 5,273 5,030
USA
2,069
2,082
2,322
2,075
2,009
2,031
2,227
4,040
Cripple Creek & Victor J.V. 2,069 2,082 2,322 2,075 2,009 2,031 2,227 4,040
ANGLOGOLD ASHANTI
379
353
368
366
42,424
42,164
48,560
84,588
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA
59,200
61,747
60,287
60,435
78,854
81,548
74,764
80,160
Vaal River
Great Noligwa
57,253 52,022 55,453 54,571 73,661 68,183 63,413 70,853
Kopanang                                                                 60,958
64,220 58,208 62,507 74,306 78,703 67,239 76,394
Tau Lekoa 92,719 102,270 82,469 97,755 124,569 133,024 98,972 129,028
Surface Operations 55,290 64,402 63,984 58,989 62,634 74,449 63,984 67,431
Moab Khotsong 137,630 167,406 - 151,425 224,472 259,751 - 240,816
West Wits
Mponeng                                                                47,250
51,487 57,209 49,233 68,188 70,752 74,926 69,388
Savuka                                                                     73,967
71,772 94,685 72,870 83,203 77,581 112,597 80,393
TauTona                                                                 55,276
57,978 49,773 56,569 78,155 82,566 75,999 80,266
ARGENTINA
39,959
37,385
35,763
38,804
61,167
62,749
57,988
61,886
Cerro Vanguardia - Attributable 92.50% 39,447 36,822 35,203 38,269 60,527 62,059 57,305 61,223
AUSTRALIA
58,720
58,469
51,991
58,608
74,505
76,338
68,330
75,321
Sunrise Dam 56,683 55,561 50,451 56,184 72,706 71,187 66,620 72,030
BRAZIL
44,052
41,469
36,498
42,831
56,398
54,149
47,992
55,335
AngloGold Ashanti Mineração 39,397 37,132 33,090 38,352 51,862 50,539 45,508 51,252
Serra Grande - Attributable 50% 42,580 36,951 31,615 39,783 54,514 47,423 40,004 50,991
GHANA
85,107
68,345
66,546
76,421
118,571
99,228
92,058
108,548
Bibiani 85,963 55,531 60,929 66,650 117,938 85,933 91,334 97,627
Iduapriem - Attributable 85% 84,886 71,477 69,809 77,962 110,484 96,068 89,551 103,040
Obuasi 85,122 68,952 66,915 76,962 122,025 102,679 93,257 112,263
GUINEA
83,876
74,884
43,673
79,442
109,149
103,639
62,908
106,432
Siguiri - Attributable 85% 83,876 74,884 43,673 79,442 109,149 103,639 62,908 106,432
MALI
48,372
48,284
44,264
48,330
63,691
63,800
60,879
63,742
Morila - Attributable 40% 51,803 51,820 35,711 51,812 66,241 70,132 52,583 68,190
Sadiola - Attributable 38% 52,888 53,584 53,050 53,201 69,219 65,638 67,266 67,607
Yatela - Attributable 40% 48,496 43,910 61,786 46,425 63,636 59,183 82,056 61,625
NAMIBIA
57,763
44,795
74,345
51,305
75,514
59,018
94,010
67,298
Navachab 57,763 44,795 74,345 51,305 75,514 59,018 94,010 67,298
TANZANIA
105,814
72,557
68,422
87,728
128,519
92,656
84,160
109,016
Geita 105,814 72,557 68,422 87,728 128,519 92,656 84,160 109,016
USA
52,062
50,256
48,084
51,169
76,599
71,373
69,225
74,016
Cripple Creek & Victor J.V. 49,987 48,627 47,084 49,315 74,525 69,744 68,225 72,162
ANGLOGOLD ASHANTI
63,276
60,815
57,351
62,079
85,168
82,079
74,728
83,666
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
SA Rand
SOUTH AFRICA
1,520
981
585
2,500
1,145
623
336
1,768
Vaal River
Great Noligwa
367 299 162 666 295 223 133 519
Kopanang 265 160 107 425 222 117 83 339
Tau Lekoa 54 9 18 63 16 (32) (11) (16)
Surface Operations 76 31 18 107 69 24 18 93
Moab Khotsong - (13) - (13) (29) (40) - (69)
West Wits
Mponeng                                                                 423
277 136 700 324 198 73 522
Savuka                                                                        40
27 (4) 67 34 23 (19) 58
TauTona                                                                  294
191 148 486 213 110 59 323
ARGENTINA
168
100
81
268
123
55
44
178
Cerro Vanguardia - Attributable 92.50% 157 93 76 250 115 52 42 167
Minorities and exploration 11 7 5 18 8 3 2 11
AUSTRALIA
298
175
189
472
242
133
131
375
Sunrise Dam 298 175 189 472 242 133 131 375
BRAZIL
264
169
172
434
225
134
137
359
AngloGold Ashanti Mineração 156 87 97 243 134 68 74 202
Serra Grande - Attributable 50% 48 39 42 87 39 31 36 71
Minorities and exploration 60 43 33 104 52 35 27 86
GHANA
100
181
86
282
(43)
35
(21)
(9)
Bibiani 11 22 19 33 4 10 (5) 14
Iduapriem - Attributable 85% 30 43 24 73 4 15 11 19
Obuasi 48 108 36 156 (56) 6 (29) (50)
Minorities and exploration 11 8 7 20 5 4 2 8
GUINEA
77
84
107
162
27
29
71
56
Siguiri - Attributable 85% 59 71 89 130 17 24 61 41
Minorities and exploration 18 13 18 32 10 5 10 15
MALI
336
232
170
569
268
179
104
448
Morila - Attributable 40% 121 97 108 218 97 66 73 163
Sadiola - Attributable 38% 117 63 44 181 91 53 26 145
Yatela - Attributable 40% 98 72 18 170 80 60 5 140
NAMIBIA
50
42
(1)
92
37
33
(6)
70
Navachab 50 42 (1) 92 37 33 (6) 70
TANZANIA
68
65
23
133
19
15
(56)
34
Geita 68 65 23 133 19 15 (56) 34
USA
64
61
79
125
(33)
10
16
(23)
Cripple Creek & Victor J.V. 64 61 79 125 (33) 10 16 (23)
OTHER
(8)
18
28
8
(22)
2
9
(19)
ANGLOGOLD ASHANTI
2,937
2,108
1,519
5,045
1,988
1,248
765
3,237
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Gross profit (loss) adjusted for the effect of
unrealised non-hedge derivatives - Rm
Cash gross profit (loss) - Rm
1

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
Imperial
Yield - oz/t
Gold produced - oz (000)
SOUTH AFRICA
648
610
662
1,257
Vaal River
Great Noligwa
0.236 0.250 0.277 0.243 153 161 174 314
Kopanang                                                                0.210
0.199 0.203 0.205 114 104 118 218
Tau Lekoa 0.105 0.104 0.122 0.105 41 46 68 88
Surface Operations 0.015 0.013 0.014 0.014 31 21 21 53
Moab Khotsong 0.199 0.208 - 0.203 11 9 - 20
West Wits
Mponeng                                                                 0.303
0.287 0.277 0.295 156 137 128 293
Savuka                                                                      0.209
0.226 0.173 0.217 21 21 33 42
TauTona
2
0.283 0.269 0.276 0.276 120 110 120 229
ARGENTINA
64
52
51
117
Cerro Vanguardia - Attributable 92.50% 0.260 0.232 0.231 0.247 64 52 51 117
AUSTRALIA
113
91
131
204
Sunrise Dam
3
0.095 0.084 0.125 0.090 113 91 131 204
BRAZIL
81
73
86
154
AngloGold Ashanti Mineração
2
0.217 0.234 0.203 0.224 57 49 61 105
Serra Grande - Attributable 50% 0.219 0.221 0.234 0.220 24 24 24 49
GHANA
146
157
172
304
Bibiani
5
0.014 0.023 - 0.018 9 15 30 24
Iduapriem
3
- Attributable 85%
0.052 0.051 0.050 0.051 41 43 40 84
Obuasi
2
0.126 0.133 0.086 0.130 97 99 102 196
GUINEA
59
57
80
116
Siguiri
3
- Attributable 85%
0.034 0.030 0.039 0.032 59 57 80 116
MALI
146
130
133
275
Morila - Attributable 40% 0.123 0.118 0.161 0.120 54 54 67 108
Sadiola - Attributable 38% 0.102 0.091 0.088 0.097 52 42 43 94
Yatela
4
- Attributable 40%
0.143 0.132 0.073 0.138 40 33 23 73
NAMIBIA
22
22
18
44
Navachab 0.063 0.063 0.058 0.063 22 22 18 44
TANZANIA
71
84
165
155
Geita 0.044 0.062 0.097 0.052 71 84 165 155
USA
65
64
71
129
Cripple Creek & Victor J.V.
4
0.016 0.015 0.018 0.015 65 64 71 129
ANGLOGOLD ASHANTI
1,415
1,340
1,569
2,755
Underground Operations 0.211 0.208 0.212 0.210 784 741 809 1,525
Surface and Dump Reclamation 0.015 0.016 0.014 0.015 53 49 30 102
Open-pit Operations 0.066 0.064 0.085 0.065 463 441 606 905
Heap leach Operations
1
0.024 0.024 0.023 0.024 115 108 123 223
1,415
1,340
1,569
2,755
1
The yield is calculated on gold placed into leach pad inventory / tons placed on to leach pad.
3
The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.
2
The yield of TauTona, AngloGold Ashanti Mineração and Obuasi represents
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold underground operations.
placed/tons placed.
5
The yield of Bibiani represents surface and dump reclamation.
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
Imperial
Productivity per employee - oz
Gold sold - oz (000)
SOUTH AFRICA
8.47
7.84
7.99
8.15
627
607
662
1,234
Vaal River
Great Noligwa
7.77 8.31 8.47 8.04 148 160 174 308
Kopanang                                                                   7.30
6.80 7.58 7.05 111 103 118 214
Tau Lekoa 4.88 4.47 5.44 4.66 40 46 68 86
Surface Operations 40.60 28.69 23.48 34.74 30 21 21 51
Moab Khotsong 4.10 2.87 - 3.42 11 9 - 20
West Wits
Mponeng                                                                  11.21
9.99 8.99 10.60 151 137 128 288
Savuka                                                                        6.67
6.82 4.31 6.74 21 21 33 42
TauTona                                                                     9.91
9.16 10.53 9.54 115 110 120 225
ARGENTINA
36.82
30.05
29.28
33.44
68
50
50
119
Cerro Vanguardia - Attributable 92.50% 36.82 30.05 29.28 33.44 68 50 50 119
AUSTRALIA
85.06
67.91
101.23
76.46
112
91
131
203
Sunrise Dam 97.45 78.60 114.38 88.05 112 91 131 203
BRAZIL
19.16
17.43
21.41
18.30
82
82
83
164
AngloGold Ashanti Mineração 16.43 14.25 18.95 15.34 56 58 58 115
Serra Grande - Attributable 50% 31.23 31.76 31.91 31.49 26 24 25 50
GHANA
9.11
9.12
7.21
9.11
129
157
173
286
Bibiani 18.38 30.34 23.32 24.51 7 15 30 22
Iduapriem - Attributable 85% 19.64 20.88 18.78 20.26 36 43 41 80
Obuasi 7.17 6.72 4.99 6.94 86 98 103 184
GUINEA
14.37
15.22
24.87
14.78
59
57
75
116
Siguiri - Attributable 85% 14.37 15.22 24.87 14.78 59 57 75 116
Minorities and exploration
MALI
62.66
54.71
66.77
58.65
134
130
129
264
Morila - Attributable 40% 64.62 62.50 120.31 63.54 49 53 65 102
Sadiola - Attributable 38% 62.84 50.37 56.49 56.53 50 42 42 92
Yatela - Attributable 40% 59.97 49.98 33.76 55.01 36 35 22 71
NAMIBIA
24.00
22.44
19.16
23.20
20
22
18
42
Navachab 24.00 22.44 19.16 23.20 20 22 18 42
TANZANIA
15.10
19.20
41.21
17.08
68
94
170
162
Geita 15.10 19.20 41.21 17.08 68 94 170 162
USA
66.53
66.93
74.65
66.73
65
65
72
130
Cripple Creek & Victor J.V. 66.53 66.93 74.65 66.73 65 65 72 130
ANGLOGOLD ASHANTI
12.19
11.34
11.83
11.76
1,364
1,356
1,561
2,720
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA
286
313
293
299
381
413
363
396
Vaal River
Great Noligwa
277 263 270 270 356 345 309 351
Kopanang                                                                       295
325 283 309 359 398 327 378
Tau Lekoa 447 518 400 485 601 674 480 640
Surface Operations 267 326 310 291 303 377 310 333
Moab Khotsong 666 848 - 750 1,084 1,315 - 1,191
West Wits
Mponeng                                                                       229
261 278 244 330 358 364 343
Savuka                                                                           359
363 461 361 401 393 548 397
TauTona                                                                        267
294 243 280 377 418 369 397
ARGENTINA
190
189
173
190
292
317
280
303
Cerro Vanguardia - Attributable 92.50% 188 186 171 187 289 314 277 300
AUSTRALIA
282
296
253
288
359
386
333
371
Sunrise Dam 273 281 246 276 350 360 324 355
BRAZIL
213
210
177
211
272
274
233
273
AngloGold Ashanti Mineração 190 188 161 189 249 256 221 253
Serra Grande - Attributable 50% 206 187 153 196 263 240 194 252
GHANA
407
346
322
375
568
503
446
534
Bibiani 412 281 296 329 569 435 443 484
Iduapriem - Attributable 85% 408 362 339 384 532 487 435 509
Obuasi 406 349 324 377 583 520 451 551
GUINEA
403
379
212
391
524
525
305
524
Siguiri - Attributable 85% 403 379 212 391 524 525 305 524
MALI
232
244
214
238
305
323
295
314
Morila - Attributable 40% 249 262 173 255 318 355 255 336
Sadiola - Attributable 38% 255 271 256 262 332 332 325 332
Yatela - Attributable 40% 232 222 299 228 305 300 398 303
NAMIBIA
279
227
362
253
364
299
459
331
Navachab 279 227 362 253 364 299 459 331
TANZANIA
507
368
331
432
617
470
408
537
Geita 507 368 331 432 617 470 408 537
USA
252
255
232
253
369
362
334
366
Cripple Creek & Victor J.V. 242 246 227 244 360 353 329 356
ANGLOGOLD ASHANTI
305
308
278
306
410
416

Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
US Dollar
Cash gross profit (loss) - $m
1
SOUTH AFRICA
232
159
91
392
174
101
52
276
Vaal River
Great Noligwa
56 49 25 105 45 36 21 81
Kopanang                                                                40
26 17 66 34 19 13 53
Tau Lekoa 8 1 3 10 2 (5) (2) (3)
Surface Operations 12 5 3 17 11 4 3 15
Moab Khotsong - (2) - (2) (5) (7) - (11)
West Wits
Mponeng                                                                 65
45 21 110 50 32 11 82
Savuka                                                                       6
4 (1) 10 5 4 (3) 9
TauTona                                                                 45
31 23 76 32 18 9 50
ARGENTINA
26
16
13
42
19
9
7
28
Cerro Vanguardia - Attributable 92.50% 24 15 12 39 18 8 7 26
Minorities and exploration 2 1 1 3 1 1 - 2
AUSTRALIA
46
28
30
74
37
22
21
59
Sunrise Dam 46 28 30 74 37 22 21 59
BRAZIL
41
28
27
68
35
22
21
56
AngloGold Ashanti Mineração 24 14 15 38 21 11 11 32
Serra Grande - Attributable 50% 8 6 7 14 6 5 6 11
Minorities and exploration 9 8 5 16 8 6 4 13
GHANA
15
29
13
45
(7)
5
(3)
(2)
Bibiani 2 4 3 5 1 2 (1) 2
Iduapriem - Attributable 85% 5 7 4 12 - 2 2 3
Obuasi 7 18 5 25 (9) 1 (5) (8)
Minorities and exploration 1 - 1 3 1 - 1 1
GUINEA
12
14
16
26
4
5
11
9
Siguiri - Attributable 85% 9 11 14 20 2 4 9 6
Minorities and exploration 3 3 2 6 2 1 2 3
MALI
52
38
26
90
41
30
16
71
Morila - Attributable 40% 19 16 16 35 15 11 11 26
Sadiola - Attributable 38% 18 10 7 28 14 9 4 23
Yatela - Attributable 40% 15 12 3 27 12 10 1 22
NAMIBIA
8
7
-
15
6
5
(1)
11
Navachab 8 7 - 15 6 5 (1) 11
TANZANIA
10
10
3
21
3
2
(9)
5
Geita 10 10 3 21 3 2 (9) 5
USA
10
10
12
20
(5)
2
2
(3)
Cripple Creek & Victor J.V. 10 10 12 20 (5) 2 2 (3)
OTHER
-
3
4
2
(2)
-
-
(3)
ANGLOGOLD ASHANTI
452
342
235
794
305
202
117
507
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Gross profit (loss) adjusted for the effect of
unrealised non-hedge derivatives - $m

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
GREAT NOLIGWA
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 97 100 112 197 1,047 1,075 1,206 2,122
Milled - 000 tonnes / - 000 tons 588 585 569 1,173 648 645 627 1,293
Yield - g / t / - oz / t 8.11 8.57 9.49 8.34 0.236 0.250 0.277 0.243
Gold produced - kg / - oz (000) 4,767 5,013 5,401 9,780 153 161 174 314
Gold sold - kg / - oz (000) 4,606 4,983 5,399 9,588 148 160 174 308
Price received - R / kg / - $ / oz - sold 137,145 114,185 89,038 125,214 655 577 433 615
Total cash costs
- R / - $ - ton milled 464 446 526 455 66 66 75 66
- R / kg / - $ / oz - produced 57,253 52,022 55,453 54,571 277 263 270 270
Total production costs
- R / kg / - $ / oz - produced 73,661 68,183 63,413 70,853 356 345 309 351
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 283 273 299 278 9.11 8.78 9.61 8.95
Actual - g / - oz 242 258 263 250 7.77 8.31 8.47 8.04
Target - m² / - ft² 5.65 5.46 5.26 5.55 60.81 58.76 56.61 59.79
Actual - m² / - ft² 4.93 5.15 5.46 5.04 53.10 55.39 58.82 54.23
FINANCIAL RESULTS (MILLION)
Gold income
518 509 505 1,027 80 83 79 163
Cost of sales 336 346 348 682 52 56 54 108
Cash operating costs 270 258 297 528 42 42 46 84
Other cash costs 3 3 3 5 - - - 1
Total cash costs 273 261 299 534 42 42 47 85
Retrenchment costs 4 4 8 7 1 1 1 1
Rehabilitation and other non-cash costs 2 2 7 4 - - 1 1
Production costs 279 266 314 545 43 43 49 87
Amortisation of tangible assets 72 75 29 148 11 12 4 23
Inventory change (15) 4 5 (11) (3) 1 1 (2)
182 164 158 346 28 27 24 55
Realised non-hedge derivatives 113 60 (25) 173 17 10 (3) 27
Gross profit excluding the effect of unrealised non-hedge derivatives 295 223 133 519 45 36 21 81
Capital expenditure 56 52 49 109 9 9 8 17
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
KOPANANG
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 119 111 123 230 1,281 1,196 1,329 2,477
Milled - 000 tonnes / - 000 tons 495 471 527 966 546 519 581 1,065
Yield - g / t / - oz / t 7.19 6.83 6.95 7.02 0.210 0.199 0.203 0.205
Gold produced - kg / - oz (000) 3,561 3,220 3,659 6,781 114 104 118 218
Gold sold - kg / - oz (000) 3,452 3,201 3,659 6,654 111 103 118 214
Price received - R / kg / - $ / oz - sold 137,101 113,889 90,270 125,932 654 576 437 617
Total cash costs
- R / - $ - ton milled 438 439 404 439 62 65 57 63
- R / kg / - $ / oz - produced 60,958 64,220 58,208 62,507 295 325 283 309
Total production costs
- R / kg / - $ / oz - produced 74,306 78,703 67,239 76,394 359 398 327 378
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 241 239 220 240 7.74 7.69 7.06 7.72
Actual - g / - oz 227 211 236 219 7.30 6.80 7.58 7.05
Target - m² / - ft² 7.79 7.69 7.07 7.74 83.83 82.81 76.12 83.32
Actual - m² / - ft² 7.59 7.30 7.96 7.45 81.65 78.58 85.69 80.14
FINANCIAL RESULTS (MILLION)
Gold income
388 327 347 716 60 53 54 113
Cost of sales 251 248 247 499 39 40 39 79
Cash operating costs 215 205 211 419 33 33 33 67
Other cash costs 2 2 2 4 - - - 1
Total cash costs 217 207 213 424 34 34 33 67
Retrenchment costs 3 2 5 5 - - 1 1
Rehabilitation and other non-cash costs 2 1 4 3 - - - -
Production costs 221 210 222 432 34 34 35 69
Amortisation of tangible assets 43 43 24 86 7 7 4 14
Inventory change (13) (6) 1 (19) (2) (1) - (3)
137 80 101 217 21 13 15 34
Realised non-hedge derivatives 85 37 (17) 122 13 6 (2) 19
Gross profit excluding the effect of unrealised non-hedge derivatives 222 117 83 339 34 19 13 53
Capital expenditure 52 56 60 108 8 9 9 17
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
MOAB KHOTSONG
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 7 6 - 14 79 69 - 148
Milled - 000 tonnes / - 000 tons 50 41 - 90 55 45 - 100
Yield - g / t / - oz / t 6.83 7.14 - 6.97 0.199 0.208 - 0.203
Gold produced - kg / - oz (000) 338 292 - 630 11 9 - 20
Gold sold - kg / - oz (000) 328 290 - 618 11 9 - 20
Price received - R / kg / - $ / oz - sold 137,614 115,601 - 127,283 655 583 - 621
Total cash costs
- R / - $ - ton milled 940 1,195 - 1,055 133 176 - 153
- R / kg / - $ / oz - produced 137,630 167,406 - 151,425 666 848 - 750
Total production costs
- R / kg / - $ / oz - produced 224,472 259,751 - 240,816 1,084 1,315 - 1,191
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 120 87 - 104 3.87 2.81 - 3.35
Actual - g / - oz 128 89 - 106 4.10 2.87 - 3.42
Target - m² / - ft² 2.73 2.30 - 2.52 29.42 24.77 - 27.15
Actual - m² / - ft² 2.78 1.96 - 2.33 29.94 21.06 - 25.03
FINANCIAL RESULTS (MILLION)
Gold income
37 30 - 67 6 5 - 10
Cost of sales 74 74 - 148 11 12 - 23
Cash operating costs 46 48 - 95 7 8 - 15
Other cash costs - - - 1 - - - -
Total cash costs 47 49 - 95 7 8 - 15
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 47 49 - 96 7 8 - 15
Amortisation of tangible assets 29 27 - 56 4 4 - 9
Inventory change (2) (2) - (4) - - - (1)
(37) (44) - (81) (6) (7) - (13)
Realised non-hedge derivatives 8 4 - 12 1 1 - 2
Gross loss excluding the effect of unrealised non-hedge derivatives (29) (40) - (69) (5) (7) - (11)
Capital expenditure 138 112 152 250 21 18 24 40
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
TAU LEKOA
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 65 78 101 142 697 836 1,089 1,534
Milled - 000 tonnes / - 000 tons 357 402 509 760 394 444 561 837
Yield - g / t / - oz / t 3.61 3.57 4.18 3.59 0.105 0.104 0.122 0.105
Gold produced - kg / - oz (000) 1,289 1,438 2,126 2,727 41 46 68 88
Gold sold - kg / - oz (000) 1,253 1,431 2,125 2,684 40 46 68 86
Price received - R / kg / - $ / oz - sold 136,170 112,954 90,580 123,789 653 572 438 610
Total cash costs
- R / - $ - ton milled 335 366 344 351 47 54 49 51
- R / kg / - $ / oz - produced 92,719 102,270 82,469 97,755 447 518 400 485
Total production costs
- R / kg / - $ / oz - produced 124,569 133,024 98,972 129,028 601 674 480 640
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 123 183 220 153 3.96 5.88 7.06 4.92
Actual - g / - oz 152 139 169 145 4.88 4.47 5.44 4.66
Target - m² / - ft² 5.54 8.61 9.70 7.08 59.65 92.71 104.37 76.21
Actual - m² / - ft² 7.63 7.51 8.05 7.56 82.11 80.83 86.66 81.40
FINANCIAL RESULTS (MILLION)
Gold income
140 146 203 287 22 24 31 46
Cost of sales 154 194 203 348 24 32 32 55
Cash operating costs 119 146 174 264 18 24 27 42
Other cash costs 1 1 1 2 - - - -
Total cash costs 120 147 175 267 19 24 27 43
Retrenchment costs 2 2 4 4 - - 1 1
Rehabilitation and other non-cash costs 1 1 2 2 - - - -
Production costs 123 150 181 273 19 24 28 43
Amortisation of tangible assets 38 41 29 79 6 7 5 13
Inventory change (6) 3 (7) (4) (1) - (1) (1)
(14) (48) - (62) (2) (8) - (10)
Realised non-hedge derivatives 30 15 (10) 45 5 2 (1) 7
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 16 (32) (11) (16) 2 (5) (2) (3)
Capital expenditure 13 20 19 33 2 3 3 5
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,952 1,481 1,396 3,433 2,151 1,632 1,539 3,784
Yield - g / t / - oz / t 0.50 0.45 0.48 0.48 0.015 0.013 0.014 0.014
Gold produced - kg / - oz (000) 970 663 666 1,634 31 21 21 53
Gold sold - kg / - oz (000) 928 659 666 1,587 30 21 21 51
Price received - R / kg / - $ / oz - sold 137,624 114,429 90,434 127,993 659 578 437 625
Total cash costs - R / - $ - ton milled 27 29 31 28 4 4 4 4
- R / kg / - $ / oz - produced 55,290 64,402 63,984 58,989 267 326 310 291
Total production costs
- R / kg / - $ / oz - produced 62,634 74,449 63,984 67,431 303 377 310 333
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,166 751 726 959 37.49 24.16 23.35 30.82
Actual - g / - oz 1,263 892 730 1,081 40.60 28.69 23.48 34.74
FINANCIAL RESULTS (MILLION)
Gold income
105 67 63 172 16 11 10 27
Cost of sales 58 51 43 110 9 8 7 17
Cash operating costs 54 43 43 96 8 7 7 15
Other cash costs - - - - - - - -
Total cash costs 54 43 43 96 8 7 7 15
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 54 43 43 96 8 7 7 15
Amortisation of tangible assets 7 7 - 14 1 1 - 2
Inventory change (2) 2 - - - - - -
46 16 21 62 7 3 3 10
Realised non-hedge derivatives 23 8 (3) 31 3 1 - 5
Gross profit excluding the effect of unrealised non-hedge derivatives 69 24 18 93 11 4 3 15
Capital expenditure 22 13 40 35 3 2 6 5
Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
MPONENG
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 92 84 87 176 993 903 934 1,896
Milled - 000 tonnes / - 000 tons 468 434 418 902 515 479 461 994
Yield - g / t / - oz / t 10.38 9.83 9.50 10.12 0.303 0.287 0.277 0.295
Gold produced - kg / - oz (000) 4,853 4,269 3,968 9,122 156 137 128 293
Gold sold - kg / - oz (000) 4,692 4,261 3,970 8,954 151 137 128 288
Price received - R / kg / - $ / oz - sold 136,127 114,510 91,547 125,839 651 579 442 617
Total cash costs
- R / - $ - ton milled 490 506 543 498 69 75 77 72
- R / kg / - $ / oz - produced 47,250 51,487 57,209 49,233 229 261 278 244
Total production costs
- R / kg / - $ / oz - produced 68,188 70,752 74,926 69,388 330 358 364 343
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 294 276 243 285 9.46 8.87 7.80 9.17
Actual - g / - oz 349 311 280 330 11.21 9.99 8.99 10.60
Target - m² / - ft² 6.21 5.96 5.63 6.08 66.81 64.14 60.60 65.49
Actual - m² / - ft² 6.62 6.11 6.11 6.37 71.30 65.74 65.79 68.54
FINANCIAL RESULTS (MILLION)
Gold income
526 436 381 962 81 71 59 152
Cost of sales 315 290 290 605 49 47 45 96
Cash operating costs 227 217 225 444 35 35 35 71
Other cash costs 3 3 2 5 - - - 1
Total cash costs 229 220 227 449 36 36 35 71
Retrenchment costs 2 2 6 4 - - 1 1
Rehabilitation and other non-cash costs 1 1 1 2 - - - -
Production costs 232 222 234 455 36 36 37 72
Amortisation of tangible assets 99 80 63 178 15 13 10 28
Inventory change (16) (12) (7) (28) (3) (2) (1) (5)
212 145 91 357 33 24 14 56
Realised non-hedge derivatives 112 52 (18) 165 17 8 (3) 25
Gross profit excluding the effect of unrealised non-hedge derivatives 324 198 73 522 50 32 11 82
Capital expenditure 69 64 70 133 11 10 11 21
Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
SAVUKA
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 19 17 36 37 210 186 386 395
Milled - 000 tonnes / - 000 tons 91 84 175 175 100 93 193 193
Yield - g / t / - oz / t 7.17 7.76 5.93 7.45 0.209 0.226 0.173 0.217
Gold produced - kg / - oz (000) 653 653 1,038 1,306 21 21 33 42
Gold sold - kg / - oz (000) 646 652 1,026 1,298 21 21 33 42
Price received - R / kg / - $ / oz - sold 135,705 112,970 91,285 124,283 647 572 441 609
Total cash costs
- R / - $ - ton milled 530 557 562 543 75 82 80 78
- R / kg / - $ / oz - produced 73,967 71,772 94,685 72,870 359 363 461 361
Total production costs
- R / kg / - $ / oz - produced 83,203 77,581 112,597 80,393 401 393 548 397
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz - 166 152 166 - 5.34 4.89 5.34
Actual - g / - oz 207 212 134 210 6.67 6.82 4.31 6.74
Target - m² / - ft² - 5.00 5.13 5.00 - 53.81 55.23 53.81
Actual - m² / - ft² 6.19 5.60 4.63 5.90 66.60 60.30 49.80 63.48
FINANCIAL RESULTS (MILLION)
Gold income
72 67 98 139 11 11 15 22
Cost of sales 53 50 113 104 8 8 18 16
Cash operating costs 48 46 97 94 7 8 15 15
Other cash costs 1 1 1 1 - - - -
Total cash costs 48 47 98 95 8 8 15 15
Retrenchment costs - - 4 - - - 1 -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 49 47 102 96 8 8 16 15
Amortisation of tangible assets 6 3 15 9 1 1 2 1
Inventory change (1) - (4) (1) - - (1) -
19 16 (15) 35 3 3 (2) 6
Realised non-hedge derivatives 15 7 (5) 22 2 1 (1) 3
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 34 23 (19) 58 5 4 (3) 9
Capital expenditure 4 - 15 4 1 - 2 1
Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
TAUTONA
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 58 64 69 121 622 684 741 1,306
Milled - 000 tonnes / - 000 tons 374 363 396 738 413 401 437 813
Yield - g / t / - oz / t 9.70 9.24 9.45 9.47 0.283 0.269 0.276 0.276
Gold produced - kg / - oz (000) 3,632 3,357 3,747 6,989 117 108 120 225
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 189 117 - 307 209 129 - 338
Yield - g / t / - oz / t 0.46 0.48 - 0.47 0.013 0.014 - 0.014
Gold produced - kg / - oz (000) 86 56 - 143 3 2 - 5
TOTAL
Yield
1
- g / t / - oz / t 9.70 9.24 9.45 9.47 0.283 0.269 0.276 0.276
Gold produced - kg / - oz (000) 3,718 3,413 3,747 7,132 120 110 120 229
Gold sold - kg / - oz (000) 3,584 3,408 3,740 6,992 115 110 120 225
Price received - R / kg / - $ / oz - sold 137,247 113,518 90,550 125,681 653 575 439 615
Total cash costs
- R / - $ - ton milled 365 412 470 386 51 61 67 56
- R / kg / - $ / oz - produced 55,276 57,978 49,773 56,569 267 294 243 280
Total production costs - R / kg / - $ / oz - produced 78,155 82,566 75,999 80,266 377 418 369 397
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 315 307 326 311 10.14 9.86 10.50 10.00
Actual - g / - oz 308 285 328 297 9.91 9.16 10.53 9.54
Target - m² / - ft² 5.47 5.63 5.05 5.55 58.88 60.63 54.32 59.76
Actual - m² / - ft² 4.79 5.31 6.02 5.05 51.52 57.12 64.79 54.31
FINANCIAL RESULTS (MILLION)
Gold income
404 348 355 752 62 57 55 119
Cost of sales 279 276 280 556 43 45 44 88
Cash operating costs 203 196 184 399 32 32 29 63
Other cash costs 2 2 2 4 - - - 1
Total cash costs 206 198 186 403 32 32 29 64
Retrenchment costs 3 2 5 5 - - 1 1
Rehabilitation and other non-cash costs 1 1 4 1 - - 1 -
Production costs 209 201 196 410 32 33 31 65
Amortisation of tangible assets 82 81 89 163 13 13 14 26
Inventory change (11) (5) (5) (17) (2) (1) (1) (3)
125 72 75 197 19 12 11 31
Realised non-hedge derivatives 88 38 (16) 126 13 6 (2) 19
Gross profit excluding the effect of unrealised non-hedge derivatives 213 110 59 323 32 18 9 50
Capital expenditure 118 90 122 208 18 15 19 33
Rounding of figures may result in computational discrepancies.
1
Total yield excludes the surface and dump reclamation.

Argentina
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
CERRO VANGUARDIA - Attributable 92.50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,096 4,138 4,690 8,233 4,515 4,561 5,170 9,076
Treated - 000 tonnes / - 000 tons 225 205 201 430 248 226 222 474
Stripping ratio - t (mined total - mined ore) / t mined ore 17.05 20.27 18.94 18.54 17.05 20.27 18.94 18.54
Yield - g / t / - oz / t 8.92 7.95 7.91 8.46 0.260 0.232 0.231 0.247
Gold in ore - kg / - oz (000) 1,712 1,570 1,647 3,282 55 50 53 106
Gold produced - kg / - oz (000) 2,004 1,632 1,591 3,636 64 52 51 117
Gold sold - kg / - oz (000) 2,122 1,566 1,540 3,689 68 50 50 119
Price received - R / kg / - $ / oz - sold 107,649 89,541 78,459 100,130 515 454 381 489
Total cash costs - R / kg / - $ / oz - produced 39,447 36,822 35,203 38,269 188 186 171 187
Total production costs - R / kg / - $ / oz - produced 60,527 62,059 57,305 61,223 289 314 277 300
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,263 1,051 816 1,157 40.59 33.78 26.23 37.19
Actual - g / - oz 1,145 935 911 1,040 36.82 30.05 29.28 33.44
FINANCIAL RESULTS (MILLION)
Gold income
255 156 131 411 39 25 21 65
Cost of sales 128 97 87 224 20 16 14 35
Cash operating costs 56 45 44 101 9 7 7 16
Other cash costs 23 15 12 38 4 2 2 6
Total cash costs 79 60 56 139 12 10 9 22
Rehabilitation and other non-cash costs 1 1 1 1 - - - -
Production costs 80 61 57 140 12 10 9 22
Amortisation of tangible assets 42 41 34 82 6 7 5 13
Inventory change 7 (5) (4) 2 1 (1) (1) -
127 59 45 186 20 10 7 29
Realised non-hedge derivatives (12) (7) (3) (19) (2) (1) - (3)
Gross profit excluding the effect of unrealised non-hedge derivatives 115 52 42 167 18 8 7 26
Capital expenditure 11 42 34 53 2 7 5 8
Rounding of figures may result in computational discrepancies.

Australia
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 83 56 - 139 92 62 - 154
Treated - 000 tonnes / - 000 tons 64 46 - 110 70 51 - 121
Yield - g / t / - oz / t 7.82 5.62 - 6.89 0.228 0.164 - 0.201
Gold produced - kg / - oz (000) 498 261 - 759 16 8 - 24
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 2,786 2,629 2,785 5,415 3,644 3,439 3,642 7,082
Treated - 000 tonnes / - 000 tons 922 894 912 1,816 1,016 986 1,005 2,002
Stripping ratio - t (mined total - mined ore) / t mined ore 4.40 4.36 5.12 4.38 4.40 4.36 5.12 4.38
Yield - g / t / - oz / t 3.27 2.86 4.28 3.07 0.095 0.084 0.125 0.090
Gold produced - kg / - oz (000) 3,018 2,560 4,063 5,578 97 82 131 179
TOTAL
Yield
1
- g / t / - oz / t 3.27 2.86 4.28 3.07 0.095 0.084 0.125 0.090
Gold produced - kg / - oz (000) 3,516 2,821 4,063 6,337 113 91 131 204
Gold sold - kg / - oz (000) 3,496 2,824 4,067 6,320 112 91 131 203
Price received - R / kg / - $ / oz - sold 135,953 118,640 99,502 128,216 651 598 483 627
Total cash costs - R / kg / - $ / oz - produced 56,683 55,561 50,451 56,184 273 281 246 276
Total production costs - R / kg / - $ / oz - produced 72,706 71,187 66,620 72,030 350 360 324 355
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,691 2,559 3,027 2,625 86.52 82.29 97.32 84.39
Actual - g / - oz 3,031 2,445 3,558 2,739 97.45 78.60 114.38 88.05
FINANCIAL RESULTS (MILLION)
Gold income
465 309 413 774 72 50 64 122
Cost of sales 233 202 273 435 36 33 43 68
Cash operating costs 187 149 195 336 29 24 31 53
Other cash costs 12 8 10 20 2 1 2 3
Total cash costs 199 157 205 356 31 25 32 56
Rehabilitation and other non-cash costs 1 3 8 3 - - 1 1
Production costs 200 159 213 359 31 26 33 57
Amortisation of tangible assets 56 41 58 97 9 7 9 15
Inventory change (22) 1 3 (21) (4) - - (4)
232 107 140 339 36 17 22 53
Realised non-hedge derivatives 10 26 (8) 36 2 4 (1) 6
Gross profit excluding the effect of unrealised non-hedge derivatives 242 133 131 375 37 22 21 59
Capital expenditure 41 39 54 80 6 6 8 13
Rounding of figures may result in computational discrepancies.
1
Total yield excludes the underground operations.

Brazil
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
ANGLOGOLD ASHANTI MINERAÇÃO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 212 159 229 371 234 175 253 409
Treated - 000 tonnes / - 000 tons 211 161 232 372 233 178 256 410
Yield - g / t / - oz / t 7.45 8.01 6.96 7.69 0.217 0.234 0.203 0.224
Gold produced - kg / - oz (000) 1,573 1,291 1,615 2,864 51 42 52 92
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons - - 11 - - - 12 -
Yield - g / t / - oz / t - - 1.89 - - - 0.055 -
Gold produced - kg / - oz (000) - - 21 - - - 1 -
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,145 911 1,182 2,056 1,262 1,004 1,303 2,266
Placed
1
- 000 tonnes / - 000 tons 60 59 69 119 66 65 76 131
Stripping ratio - t (mined total - mined ore) / t mined ore 18.36 14.27 16.05 16.31 18.36 14.27 16.05 16.31
Yield
2
- g / t / - oz / t 6.80 7.23 2.71 7.01 0.198 0.211 0.079 0.205
Gold placed
3
- kg / - oz (000) 405 430 187 834 13 14 6 27
Gold produced - kg / - oz (000) 193 222 273 415 6 7 9 13
TOTAL
Yield
4
- g / t / - oz / t 7.45 8.01 6.96 7.69 0.217 0.234 0.203 0.224
Gold produced - kg / - oz (000) 1,766 1,513 1,908 3,279 57 49 61 105
Gold sold - kg / - oz (000) 1,750 1,813 1,813 3,563 56 58 58 115
Price received - R / kg / - $ / oz - sold 130,140 90,206 86,409 109,820 621 457 417 537
Total cash costs
- R / kg / - $ / oz - produced 39,397 37,132 33,090 38,352 190 188 161 189
Total production costs - R / kg / - $ / oz - produced 51,862 50,539 45,508 51,252 249 256 221 253
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 534 438 552 486 17.17 14.07 17.75 15.62
Actual - g / - oz 511 443 590 477 16.43 14.25 18.95 15.34
FINANCIAL RESULTS (MILLION)
Gold income
196 159 141 355 30 26 22 56
Cost of sales 93 96 82 189 14 16 13 30
Cash operating costs 67 54 61 122 10 9 10 19
Other cash costs 2 2 2 4 - - - 1
Total cash costs
70 56 63 126 11 9 10 20
Rehabilitation and other non-cash costs 1 1 1 2 - - - -
Production costs 70 57 64 127 11 9 10 20
Amortisation of tangible assets 21 19 23 41 3 3 4 6
Inventory change 2 19 (5) 21 - 3 (1) 3
103 63 59 166 16 10 9 26
Realised non-hedge derivatives 32 5 15 37 5 1 2 6
Gross profit excluding the effect of unrealised non-hedge derivatives 134 68 74 202 21 11 11 32
Capital expenditure 277 196 111 473 43 32 18 75
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3 Gold placed into leach pad inventory.
4
Total yield represents underground operations
Rounding of figures may result in computational discrepancies.

Brazil
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 98 97 94 195 108 107 103 215
Treated - 000 tonnes / - 000 tons 101 99 93 200 112 109 103 221
Yield - g / t / - oz / t 7.50 7.58 8.04 7.54 0.219 0.221 0.234 0.220
Gold produced - kg / - oz (000) 760 750 751 1,510 24 24 24 49
Gold sold - kg / - oz (000) 801 745 774 1,546 26 24 25 50
Price received - R / kg / - $ / oz - sold 102,711 89,529 85,794 96,362 499 453 415 477
Total cash costs - R / kg / - $ / oz - produced 42,580 36,951 31,615 39,783 206 187 153 196
Total production costs - R / kg / - $ / oz - produced 54,514 47,423 40,004 50,991 263 240 194 252
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 975 964 830 969 31.33 31.00 26.69 31.17
Actual - g / - oz 971 988 992 980 31.23 31.76 31.91 31.49
FINANCIAL RESULTS (MILLION)
Gold income
68 64 60 132 11 10 9 21
Cost of sales 43 36 31 78 7 6 5 12
Cash operating costs 30 26 23 56 5 4 4 9
Other cash costs 2 2 1 4 - - - 1
Total cash costs 32 28 24 60 5 5 4 10
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 32 28 24 60 5 5 4 10
Amortisation of tangible assets 9 8 6 17 1 1 1 3
Inventory change 1 - 1 1 - - - -
25 29 30 54 4 5 5 9
Realised non-hedge derivatives 15 2 6 17 2 - 1 3
Gross profit excluding the effect of unrealised non-hedge derivatives 39 31 36 71 6 5 6 11
Capital expenditure 15 11 10 25 2 2 2 4
Rounding of figures may result in computational discrepancies.

Ghana
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
BIBIANI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons - - 3 - - - 3 -
Treated - 000 tonnes / - 000 tons - - 3 - - - 3 -
Yield - g / t / - oz / t - - 5.20 - - - 0.152 -
Gold produced - kg / - oz (000) - - 16 - - - 1 -
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 582 601 - 1,184 642 663 - 1,305
Yield - g / t / - oz / t 0.47 0.79 - 0.63 0.014 0.023 - 0.018
Gold produced - kg / - oz (000) 274 476 - 749 9 15 - 24
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons - - 1,561 - - - 1,721 -
Treated - 000 tonnes / - 000 tons - - 604 - - - 666 -
Stripping ratio - t (mined total - mined ore) / t mined ore - - 6.48 - - - 6.48 -
Yield - g / t / - oz / t - - 1.51 - - - 0.044 -
Gold in ore - kg / - oz (000) - - 626 - - - 20 -
Gold produced - kg / - oz (000) - - 915 - - - 29 -
TOTAL
Yield
1
- g / t / - oz / t 0.47 0.79 - 0.63 0.014 0.023 - 0.018
Gold produced - kg / - oz (000) 274 476 931 749 9 15 30 24
Gold sold - kg / - oz (000) 221 476 931 697 7 15 30 22
Price received - R / kg / - $ / oz - sold 132,517 109,827 87,800 117,025 631 555 426 579
Total cash costs
- R / kg / - $ / oz - produced 85,963 55,531 60,929 66,650 412 281 296 329
Total production costs - R / kg / - $ / oz - produced 117,938 85,933 91,334 97,627 569 435 443 484
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 899 880 407 889 28.90 28.29 13.10 28.59
Actual - g / - oz 572 944 725 762 18.38 30.34 23.32 24.51
FINANCIAL RESULTS (MILLION)
Gold income
29 52 79 82 4 8 12 13
Cost of sales 25 42 87 68 4 7 14 11
Cash operating costs 22 24 53 47 3 4 8 7
Other cash costs 1 2 4 3 - - 1 1
Total cash costs
24 26 57 50 4 4 9 8
Rehabilitation and other non-cash costs 3 2 2 5 - - - 1
Production costs 25 29 59 54 4 5 9 9
Amortisation of tangible assets 7 12 26 19 1 2 4 3
Inventory change (7) 1 2 (5) (1) - - (1)
4 10 (7) 14 1 2 (1) 2
Realised non-hedge derivatives - - 3 - - - - -
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 4 10 (5) 14 1 2 (1) 2
Capital expenditure - 1 17 1 - - 3 -
1
Total yield represents surface and dump reclamation
Rounding of figures may result in computational discrepancies.

Ghana
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
IDUAPRIEM - Attributable 85%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,625 4,598 6,377 9,223 5,098 5,069 7,030 10,167
Treated - 000 tonnes / - 000 tons 713 776 722 1,489 786 856 796 1,642
Stripping ratio - t (mined total - mined ore) / t mined ore 4.68 4.36 6.37 4.52 4.68 4.36 6.37 4.52
Yield - g / t / - oz / t 1.77 1.74 1.72 1.76 0.052 0.051 0.050 0.051
Gold in ore - kg / - oz (000) 1,262 1,406 1,671 2,669 41 45 54 86
Gold produced - kg / - oz (000) 1,265 1,351 1,241 2,616 41 43 40 84
HEAP LEACH OPERATION
Gold produced
- kg / - oz (000) - - 3 - - - - -
TOTAL
Yield
1
- g / t / - oz / t 1.77 1.74 1.72 1.76 0.052 0.051 0.050 0.051
Gold produced - kg / - oz (000) 1,265 1,351 1,244 2,616 41 43 40 84
Gold sold - kg / - oz (000) 1,130 1,351 1,263 2,481 36 43 41 80
Price received - R / kg / - $ / oz - sold 103,921 104,917 86,211 104,463 500 530 422 516
Total cash costs
- R / kg / - $ / oz - produced 84,886 71,477 69,809 77,962 408 362 339 384
Total production costs
- R / kg / - $ / oz - produced 110,484 96,068 89,551 103,040 532 487 435 509
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 681 609 729 645 21.88 19.57 23.43 20.73
Actual - g / - oz 611 650 584 630 19.64 20.88 18.78 20.26
FINANCIAL RESULTS (MILLION)
Gold income
103 117 98 221 16 19 15 35
Cost of sales 114 126 98 240 18 21 15 38
Cash operating costs 101 90 81 192 16 15 13 30
Other cash costs 6 6 6 12 1 1 1 2
Total cash costs
107 97 87 204 17 16 14 32
Rehabilitation and other non-cash costs 1 2 1 3 - - - -
Production costs 109 98 88 207 17 16 14 33
Amortisation of tangible assets 28 28 21 56 4 5 3 9
Inventory change (23) - (11) (22) (3) - (2) (3)
(11) (9) 1 (20) (2) (2) - (3)
Realised non-hedge derivatives 14 24 11 39 2 4 2 6
Gross profit excluding the effect of unrealised non-hedge derivatives 4 15 11 19 - 2 2 3
Capital expenditure 3 1 5 4 - - 1 1
1
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.

Ghana
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
OBUASI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 607 575 556 1,182 669 634 613 1,303
Treated - 000 tonnes / - 000 tons 567 548 544 1,115 625 604 599 1,229
Yield - g / t / - oz / t 4.33 4.58 4.95 4.45 0.126 0.133 0.086 0.130
Gold produced - kg / - oz (000) 2,456 2,510 2,692 4,965 79 81 87 160
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 619 570 478 1,189 683 628 527 1,311
Yield - g / t / - oz / t 0.54 0.56 0.50 0.55 0.016 0.016 0.015 0.016
Gold produced - kg / - oz (000) 333 322 241 654 11 10 8 21
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 352 724 1,007 1,076 388 798 1,110 1,186
Treated - 000 tonnes / - 000 tons 352 334 46 685 388 368 51 756
Stripping ratio - t (mined total - mined ore) / t mined ore - 1.17 13.22 0.57 - 1.17 13.22 0.57
Yield - g / t / - oz / t 0.64 0.71 5.06 0.67 0.019 0.021 0.147 0.020
Gold in ore - kg / - oz (000) 286 480 224 766 9 15 7 25
Gold produced - kg / - oz (000) 225 238 234 463 7 8 8 15
TOTAL
Yield
1
- g / t / - oz / t 4.33 4.58 4.95 4.45 0.126 0.133 0.086 0.130
Gold produced - kg / - oz (000) 3,013 3,069 3,166 6,082 97 99 102 196
Gold sold - kg / - oz (000) 2,673 3,048 3,196 5,721 86 98 103 184
Price received - R / kg / - $ / oz - sold 101,141 105,516 87,913 103,472 480 532 424 507
Total cash costs
- R / kg / - $ / oz - produced 85,122 68,952 66,915 76,962 406 349 324 377
Total production costs - R / kg / - $ / oz - produced 122,025 102,679 93,257 112,263 583 520 451 551
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 223 216 358 219 7.16 6.96 11.51 7.06
Actual - g / - oz 223 209 155 216 7.17 6.72 4.99 6.94
FINANCIAL RESULTS (MILLION)
Gold income
232 257 257 489 36 42 40 77
Cost of sales 326 315 310 642 50 51 48 101
Cash operating costs 243 199 199 443 37 32 31 70
Other cash costs 13 12 13 26 2 2 2 4
Total cash costs
256 212 212 468 39 34 33 74
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs 4 - - 4 - - - 1
Production costs 260 212 212 472 40 34 33 74
Amortisation of tangible assets 108 103 83 211 17 17 13 33
Inventory change (41) - 14 (41) (6) - 2 (7)
(94) (58) (53) (152) (15) (10) (8) (24)
Realised non-hedge derivatives 38 65 24 103 6 10 4 16
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (56) 6 (29) (50) (9) 1 (5) (8)
Capital expenditure 156 101 105 257 24 16 17 41
1
Total yield represents underground operations
Rounding of figures may result in computational discrepancies.

Guinea
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
SIGUIRI - Attributable 85%
Rand / Metric
Dollar / Imperial
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,062 5,551 4,085 10,613 5,580 6,119 4,503 11,699
Treated - 000 tonnes / - 000 tons 1,481 1,617 1,373 3,098 1,633 1,782 1,513 3,415
Stripping ratio - t (mined total - mined ore) / t mined ore 1.32 1.65 0.89 1.49 1.32 1.65 0.89 1.49
Yield - g / t / - oz / t 1.16 1.01 1.35 1.08 0.034 0.030 0.039 0.032
Gold produced - kg / - oz (000) 1,725 1,636 1,848 3,360 55 53 59 108
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons - - - - - - - -
Placed
1
- 000 tonnes / - 000 tons - - 79 - - - 87 -
Stripping ratio - t (mined total - mined ore) / t mined ore - - - - - - - -
Yield
2
- g / t / - oz / t - - 1.24 - - - 0.036 -
Gold placed
3
- kg / - oz (000) - - 97 - - - 3 -
Gold produced - kg / - oz (000) 101 141 639 242 3 5 21 8
TOTAL
Yield
4
- g / t / - oz / t 1.16 1.01 1.35 1.08 0.034 0.030 0.039 0.032
Gold produced - kg / - oz (000) 1,826 1,776 2,486 3,602 59 57 80 116
Gold sold - kg / - oz (000) 1,826 1,776 2,326 3,602 59 57 75 116
Price received - R / kg / - $ / oz - sold 109,887 104,936 88,283 107,446 519 529 426 524
Total cash costs
- R / kg / - $ / oz - produced 83,876 74,884 43,673 79,442 403 379 212 391
Total production costs - R / kg / - $ / oz - produced 109,149 103,639 62,908 106,432 524 525 305 524
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 469 435 1,241 452 15.09 13.98 39.90 14.53
Actual - g / - oz 447 474 774 460 14.37 15.22 24.87 14.78
FINANCIAL RESULTS (MILLION)
Gold income
181 154 192 335 28 25 30 52
Cost of sales 184 163 145 346 28 26 23 54
Cash operating costs 129 120 102 249 20 19 16 39
Other cash costs 24 13 7 37 4 2 1 6
Total cash costs
153 133 109 286 24 22 17 45
Rehabilitation and other non-cash costs 1 1 7 3 - - 1 -
Production costs 155 134 116 289 24 22 18 46
Amortisation of tangible assets 44 48 38 92 7 8 6 15
Inventory change (15) (19) (9) (34) (3) (3) (1) (6)
(2) (9) 48 (12) - (2) 7 (2)
Realised non-hedge derivatives 19 33 13 52 3 5 2 8
Gross profit excluding the effect of unrealised non-hedge derivatives 17 24 61 41 2 4 9 6
Capital expenditure 24 25 57 49 4 4 9 8
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.

Mali
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 944 948 1,020 1,892 1,235 1,240 1,334 2,475
Mined - 000 tonnes / - 000 tons 2,402 2,424 2,786 4,826 2,648 2,672 3,071 5,320
Treated - 000 tonnes / - 000 tons 399 419 380 818 440 462 419 902
Stripping ratio - t (mined total - mined ore) / t mined ore 2.78 3.10 2.48 2.93 2.78 3.10 2.48 2.93
Yield - g / t / - oz / t 4.22 4.03 5.51 4.12 0.123 0.118 0.161 0.120
Gold produced - kg / - oz (000) 1,684 1,689 2,095 3,374 54 54 67 108
Gold sold - kg / - oz (000) 1,520 1,640 2,025 3,161 49 53 65 102
Price received - R / kg / - $ / oz - sold 130,435 111,075 89,194 120,388 632 560 429 595
Total cash costs - R / kg / - $ / oz - produced 51,803 51,820 35,711 51,812 249 262 173 255
Total production costs - R / kg / - $ / oz - produced 66,241 70,132 52,583 68,190 318 355 255 336
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,464 2,551 2,295 2,507 79.22 82.01 73.79 80.62
Actual - g / - oz 2,010 1,944 3,742 1,976 64.62 62.50 120.31 63.54
FINANCIAL RESULTS (MILLION)
Gold income
198 182 181 381 31 30 28 60
Cost of sales 101 116 107 217 16 19 17 34
Cash operating costs 73 75 62 148 11 12 10 23
Other cash costs 14 13 13 27 2 2 2 4
Total cash costs 87 88 75 175 13 14 12 28
Rehabilitation and other non-cash costs 1 1 1 1 - - - -
Production costs 88 88 76 176 14 14 12 28
Amortisation of tangible assets 24 30 35 54 4 5 5 9
Inventory change (10) (3) (3) (13) (2) - (1) (2)
97 66 73 163 15 11 11 26
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 97 66 73 163 15 11 11 26
Capital expenditure 1 2 - 3 - - - 1
Rounding of figures may result in computational discrepancies.

Mali
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,112 913 1,172 2,025 1,455 1,194 1,533 2,648
Mined - 000 tonnes / - 000 tons 2,240 1,909 2,169 4,148 2,469 2,104 2,391 4,573
Treated - 000 tonnes / - 000 tons 459 423 444 881 506 466 489 972
Stripping ratio - t (mined total - mined ore) / t mined ore 3.45 2.25 4.88 2.80 3.45 2.25 4.88 2.80
Yield - g / t / - oz / t 3.50 3.11 3.02 3.32 0.102 0.091 0.088 0.097
Gold produced - kg / - oz (000) 1,607 1,316 1,339 2,922 52 42 43 94
Gold sold - kg / - oz (000) 1,542 1,313 1,299 2,855 50 42 42 92
Price received - R / kg / - $ / oz - sold 129,893 109,331 89,147 120,435 628 553 427 593
Total cash costs - R / kg / - $ / oz - produced 52,888 53,584 53,050 53,201 255 271 256 262
Total production costs - R / kg / - $ / oz - produced 69,219 65,638 67,266 67,607 332 332 325 332
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,956 1,681 1,835 1,819 62.90 54.04 59.01 58.47
Actual - g / - oz 1,954 1,567 1,757 1,758 62.84 50.37 56.49 56.53
FINANCIAL RESULTS (MILLION)
Gold income
200 144 116 344 31 23 18 54
Cost of sales 109 90 89 199 17 15 14 32
Cash operating costs 71 60 63 131 11 10 10 21
Other cash costs 14 10 8 24 2 2 1 4
Total cash costs 85 71 71 155 13 11 11 25
Rehabilitation and other non-cash costs - 6 1 6 - 1 - 1
Production costs 85 76 72 162 13 12 11 26
Amortisation of tangible assets 26 10 18 36 4 2 3 6
Inventory change (2) 4 (1) 2 - 1 - -
91 53 26 145 14 9 4 23
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 91 53 26 145 14 9 4 23
Capital expenditure 7 4 13 11 1 1 2 2
Rounding of figures may result in computational discrepancies.

Mali
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons 1,293 1,214 1,699 2,507 1,426 1,338 1,873 2,764
Placed
1
- 000 tonnes / - 000 tons 325 327 319 652 358 360 352 718
Stripping ratio - t (mined total - mined ore) / t mined ore 3.45 3.02 9.68 3.23 3.45 3.02 9.68 3.23
Yield
2
- g / t / - oz / t 4.92 4.53 2.51 4.72 0.143 0.132 0.073 0.138
Gold placed
3
- kg / - oz (000) 1,598 1,480 802 3,078 51 48 26 99
Gold produced - kg / - oz (000) 1,242 1,023 705 2,265 40 33 23 73
Gold sold - kg / - oz (000) 1,115 1,086 683 2,201 36 35 22 71
Price received - R / kg / - $ / oz - sold 130,839 109,917 89,539 120,517 629 555 428 593
Total cash costs - R / kg / - $ / oz - produced 48,496 43,910 61,786 46,425 232 222 299 228
Total production costs - R / kg / - $ / oz - produced 63,636 59,183 82,056 61,625 305 300 398 303
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,411 1,209 1,180 1,310 45.35 38.88 37.92 42.12
Actual - g / - oz 1,865 1,555 1,050 1,711 59.97 49.98 33.76 55.01
FINANCIAL RESULTS (MILLION)
Gold income
146 119 61 265 23 19 9 42
Cost of sales 66 59 57 125 10 10 9 20
Cash operating costs 50 36 39 86 8 6 6 14
Other cash costs 10 9 4 19 2 1 1 3
Total cash costs 60 45 44 105 9 7 7 17
Rehabilitation and other non-cash costs 2 4 1 5 - 1 - 1
Production costs 62 49 44 110 10 8 7 17
Amortisation of tangible assets 17 12 13 29 3 2 2 5
Inventory change (14) (1) (1) (15) (2) - - (2)
80 60 5 140 12 10 1 22
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 80 60 5 140 12 10 1 22
Capital expenditure 1 - 5 1 - - 1 -
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.

Namibia
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 645 459 312 1,104 844 600 408 1,444
Mined - 000 tonnes / - 000 tons 1,902 1,365 1,018 3,267 2,097 1,504 1,122 3,601
Treated - 000 tonnes / - 000 tons 318 315 283 633 351 348 312 698
Stripping ratio - t (mined total - mined ore) / t mined ore 12.47 7.13 1.91 9.57 12.47 7.13 1.91 9.57
Yield - g / t / - oz / t 2.15 2.15 1.98 2.15 0.063 0.063 0.058 0.063
Gold produced - kg / - oz (000) 684 678 560 1,362 22 22 18 44
Gold sold - kg / - oz (000) 629 680 558 1,308 20 22 18 42
Price received - R / kg / - $ / oz - sold 130,685 109,373 88,761 119,614 638 553 427 593
Total cash costs - R / kg / - $ / oz - produced 57,763 44,795 74,345 51,305 279 227 362 253
Total production costs - R / kg / - $ / oz - produced 75,514 59,018 94,010 67,298 364 299 459 331
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 829 779 704 804 26.65 25.05 22.64 25.85
Actual - g / - oz 747 698 596 722 24.00 22.44 19.16 23.20
FINANCIAL RESULTS (MILLION)
Gold income
82 74 49 157 13 12 8 25
Cost of sales 45 41 55 86 7 7 9 14
Cash operating costs 39 30 41 69 6 5 6 11
Other cash costs - - - 1 - - - -
Total cash costs 39 30 42 70 6 5 7 11
Rehabilitation and other non-cash costs - - 6 - - - 1 -
Production costs 39 31 47 70 6 5 7 11
Amortisation of tangible assets 12 9 5 22 2 2 1 3
Inventory change (7) 1 3 (5) (1) - - (1)
37 33 (6) 70 6 5 (1) 11
Realised non-hedge derivatives - - - - - - - -
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 37 33 (6) 70 6 5 (1) 11
Capital expenditure 5 5 14 10 1 1 2 2
Rounding of figures may result in computational discrepancies.

Tanzania
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
GEITA
1
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 5,342 4,986 5,487 10,328 6,988 6,522 7,178 13,510
Mined - 000 tonnes / - 000 tons 14,150 13,685 14,602 27,835 15,598 15,085 16,096 30,683
Treated - 000 tonnes / - 000 tons 1,472 1,238 1,536 2,710 1,623 1,364 1,693 2,987
Stripping ratio - t (mined total - mined ore) / t mined ore 8.90 12.45 8.20 10.38 8.90 12.45 8.20 10.38
Yield - g / t / - oz / t 1.50 2.12 3.34 1.78 0.044 0.062 0.097 0.052
Gold produced - kg / - oz (000) 2,203 2,626 5,133 4,829 71 84 165 155
Gold sold - kg / - oz (000) 2,100 2,929 5,273 5,030 68 94 170 162
Price received - R / kg / - $ / oz - sold 135,358 109,961 72,840 120,567 645 555 351 593
Total cash costs - R / kg / - $ / oz - produced 105,814 72,557 68,422 87,728 507 368 331 432
Total production costs - R / kg / - $ / oz - produced 128,519 92,656 84,160 109,016 617 470 408 537
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 969 859 1,042 914 31.14 27.60 33.49 29.37
Actual - g / - oz 470 597 1,282 531 15.10 19.20 41.21 17.08
FINANCIAL RESULTS (MILLION)
Gold income
173 246 381 418 26 40 59 66
Cost of sales 265 307 440 572 41 50 68 91
Cash operating costs 220 177 330 398 34 29 51 63
Other cash costs 10 11 21 22 2 2 3 3
Total cash costs 230 189 351 419 36 31 55 66
Rehabilitation and other non-cash costs 2 4 3 6 - 1 - 1
Production costs 232 192 354 425 36 31 55 67
Amortisation of tangible assets 48 49 78 97 7 8 12 15
Inventory change (15) 66 8 51 (2) 11 1 8
(93) (62) (59) (154) (14) (10) (9) (25)
Realised non-hedge derivatives 112 76 3 188 17 12 - 30
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 19 15 (56) 34 3 2 (9) 5
Capital expenditure 84 52 63 135 13 8 10 21
1
Operating statistics for the March 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.

USA
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2006
2006
2005
2006
2006
2006
2005
2006
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 14,818 13,223 11,583 28,041 16,334 14,576 12,769 30,910
Placed
1
- 000 tonnes / - 000 tons 5,705 5,176 4,773 10,881 6,289 5,706 5,262 11,995
Stripping ratio - t (mined total - mined ore) / t mined ore 1.57 1.56 1.81 1.57 1.57 1.56 1.81 1.57
Yield
2
- g / t / - oz / t 0.54 0.50 0.62 0.52 0.016 0.015 0.018 0.015
Gold placed
3
- kg / - oz (000) 3,080 2,606 2,959 5,686 99 84 95 183
Gold produced - kg / - oz (000) 2,030 1,984 2,215 4,014 65 64 71 129
Gold sold - kg / - oz (000) 2,009 2,031 2,227 4,040 65 65 72 130
Price received - R / kg / - $ / oz - sold 59,038 73,057 74,928 66,085 288 370 359 329
Total cash costs
4
- R / kg / - $ / oz - produced 49,987 48,627 47,084 49,315 242 246 227 244
Total production costs - R / kg / - $ / oz - produced 74,525 69,744 68,225 72,162 360 353 329 356
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,835 2,343 2,723 2,591 91.15 75.32 87.56 83.29
Actual - g / - oz 2,069 2,082 2,322 2,075 66.53 66.93 74.65 66.73
FINANCIAL RESULTS (MILLION)
Gold income
85 129 155 214 13 21 24 34
Cost of sales 151 138 151 290 23 23 23 46
Cash operating costs 153 147 141 299 24 24 22 47
Other cash costs 9 3 7 12 1 1 1 2
Total cash costs 161 150 147 311 25 24 23 49
Rehabilitation and other non-cash costs 3 2 2 6 - - - 1
Production costs 165 152 150 317 26 25 23 50
Amortisation of tangible assets 96 51 63 148 14 8 10 23
Inventory change (110) (65) (62) (175) (17) (11) (10) (27)
(66) (10) 3 (76) (10) (2) - (12)
Realised non-hedge derivatives 34 20 12 53 5 3 2 9
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (33) 10 16 (23) (5) 2 2 (3)
Capital expenditure 16 27 14 43 2 4 2 7
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2005 dated 17 March 2006, which was filed with the Securities and Exchange Commission (SEC) on 20 March 2006.
Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com
United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
R E Bannerman†
C B Brayshaw
Dr S E Jonah KBE†
R Médori ~ (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)
* British
#
American
†Ghanaian
~ French
! Brazilian
Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: July 27, 2006
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary